Exhibit 1.1

NORTH AMERICAN PALLADIUM LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2013

Dated as of March 31, 2014

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	3
CORPORATE STRUCTURE	4
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	5
Three Year History	5
Business Overview	11
General Description of Palladium	12
Palladium Supply and Demand Fundamentals	12
The Lac des Iles Property	14
Other Mineral Properties in Ontario	39
ENVIRONMENT	43
DIVIDENDS	44
CAPITAL STRUCTURE	44
MARKET FOR SECURITIES	47
PRIOR SALES	48
DIRECTORS AND EXECUTIVE OFFICERS	48
LEGAL PROCEEDINGS	52
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53
TRANSFER AGENT AND REGISTRAR	54
MATERIAL CONTRACTS	54
INTERESTS OF EXPERTS	54
RISK FACTORS	55
AUDIT COMMITTEE INFORMATION	67
ADDITIONAL INFORMATION	68
AUDIT COMMITTEE MANDATE	69
IMPERIAL-METRIC CONVERSION TABLE	74
GLOSSARY OF TERMS	74

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains ‘forward-looking statements’ and/or ‘forward-looking information’, which include future-oriented financial information, within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward looking statements. The words ‘expect’, ‘believe’, ‘anticipate’, ‘target’, ‘plan’, ‘may’, ‘will’, ‘intend’, ‘estimate’, and similar expressions identify forward-looking statements, although these words may not be present in all forward-looking statements. Forward-looking statements included in this AIF include, without limitation: information as to the Company’s (as defined below) strategy, plans or future financial or operating performance, such as the Company’s expansion plans at the LDI Mine (as defined below), project timelines, production plans, projected cash flows or capital expenditures, liquidity, cost estimates, mining or milling methods, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements, including future-oriented financial information, are necessarily based on a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this AIF, which may prove to be incorrect, include, but are not limited to, the following:

•	that additional financing for the Company’s capital and development plans will be available, including on reasonable terms;

•	that the Lac des Iles Mine (the “LDI Mine”) will be and will remain viable operationally and economically;

•	that mill feed head grade, recovery rates and mill performance will be as expected at the LDI Mine;

•	that plans for mine production, mine development projects, mill production and exploration will proceed as expected and on budget;

•	that the Company will pursue future development projects;

•	that market fundamentals will result in reasonable demand and prices for palladium and by-product metals in the future;

•	that the Company will not be subject to any environmental disasters, significant regulatory changes or material labour disruptions;

•	that the information and advice the Company has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral reserves and mineral resources are appropriate and accurate; and

•	that the Company and its contractors will be able to attract and retain sufficient qualified employees.

North American Palladium Ltd. and its subsidiaries (“NAP” or the “Company”) caution the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that commodity prices and foreign exchange rates may fluctuate; the possibility that general economic conditions may deteriorate; the inability to meet production level and cost estimates; inaccuracy of mineral resource and reserve estimates; decreases in the market price of palladium or other metals may render the mining of reserves uneconomic; the demand for, and cost of, exploration, development and construction services; the possibility of construction and commissioning delays; the risks related to future exploration programs, including the risk that future exploration will not replace mineral reserves and mineral resources that become depleted; inherent risks associated with mining and processing including environmental hazards; the uncertainty as to the Company’s ability to achieve or maintain projected production levels at the LDI Mine; the potential uncertainty related to title to the Company’s mineral properties; the risk that the Company may not be able to obtain external financing necessary to continue its development and production plans; the Company’s reliance on third parties for smelting and refining the concentrate that is produced at the Lac des Iles mill; employment disruptions, including in connection with collective agreements between the Company and unions; environmental and other regulatory requirements; the costs of complying with environmental legislation and government regulations; the risk that permits and regulatory approvals necessary to conduct operations will not be available on a timely basis, on reasonable terms or at all; loss of key personnel; competition from other producers of platinum group metals (“PGMs”) and from potential new producers; risks involved in current or future litigation (including class actions) or regulatory proceedings; the development of new technology or new alloys that could reduce the demand for palladium; the ability of the Company to comply with the terms of its loan agreement and convertible debentures or future credit facilities; risks related to the Company’s hedging strategies; lack of infrastructure necessary to develop the Company’s projects; the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures.

All of the forward looking statements made in this AIF are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the projected results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. The forward-looking statements are not guarantees of future performance. All forward looking statements in this AIF are made as at December 31, 2013, unless otherwise indicated, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

The information in this AIF is presented as at December 31, 2013 unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

Unless otherwise indicated, all financial information included herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Unless otherwise indicated, all reserve and resource estimates included in this annual information form have been prepared in accordance with Canadian National Instrument 43-101 –

Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this AIF may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

The Company is the successor to Madeleine Mines Ltd., a company incorporated under the Mining Companies Act (Quebec) by letters patent in 1968. The Company completed its initial public offering in 1968 and has been listed with the Toronto Stock Exchange (the “TSX”) since December 19, 1968. In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Quebec Inc. and the amalgamated company was wound up into the federally incorporated parent company, 2750538 Canada Inc. (“2750538”). 2750538 changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Company continues to exist under the Canada Business Corporations Act (“CBCA”). The Company has two wholly-owned subsidiaries: Lac des Iles Mines Ltd. (“LDI”) and 8616868 Canada Ltd. (“8616868”). On March 22, 2013, the Company sold its Quebec-based gold division, NAP Quebec Mines Ltd., which included the Vezza mine, the Sleeping Giant mine and mill complex and its nearby portfolio of exploration properties to Maudore Minerals Ltd.

In 1991, LDI was incorporated under the CBCA as a subsidiary of Madeleine Mines Ltd. to hold a 50% interest in the Lac des Iles palladium property located approximately 85 kilometres northwest of the city of Thunder Bay in the province of Ontario. In 1994, LDI acquired the remaining 50% interest in the Lac des Iles property from Sheridan Platinum Group Ltd. to become the sole owner of the property.

8616868 was incorporated under the CBCA on August 26, 2013. The Company, through 8616868, plans to carry out mineral exploration in Ontario and Quebec.

The Company’s head and registered office is located at 200 Bay Street, Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2J2, Canada, Telephone: (416) 360-7590, Facsimile: (416) 360-7709.

The following chart describes the Company’s subsidiaries and properties as at March 28, 2014. The percentage ownership is indicated for each entity. Several of the option agreements referenced below have not been fully exercised.

North American Palladium Ltd. – Corporate Chart

North American Palladium Ltd.
Canada
100%
8616868 Canada Ltd.
Canada
100%
Lac des Iles Mines Ltd.
Canada
50%
Shebandowan JV
Ontario
Lac des Iles Mine
Ontario
100%
100%
Buck Lake Property
Ontario
Legris Lake Property
(Option Agreement)
Ontario
100%
100%
Salmi Property
(Option Agreement)
Ontario
Bullseye Property
Ontario
100%
100%
Chisamore Property
Ontario
Shabaqua Property
(Option Agreements)
Ontario
100%
100%
Taman Lake Property
Ontario
Demars Lake Property
Ontario
100%
100%
Dog River Property
Ontario
Tib Lake Property
(Option Agreement)
Ontario
100%
100%
Wakinoo Lake Property
(Option Agreement)
Ontario
100%
Varris Property
Ontario

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Three Year History

2011

On February 18, 2011, the Company announced the completion of a bought deal prospectus offering of 2,667,000 flow-through Common Shares at a price of $8.25 per share for total gross proceeds of $22,002,750.

On March 22, 2011, the Company announced that its board of directors (the “Board”) approved the adoption of a shareholder rights plan (the “Rights Plan”), which was subsequently approved by the Company’s shareholders at the annual and special meeting held on May 11, 2011. The Rights Plan is similar to plans adopted by other public companies in Canada, and was adopted to ensure shareholders are given fair treatment in the event of any take-over bid for the Company’s common shares and to provide shareholders adequate time to properly evaluate an offer. The full text of the Rights Plan can be found under NAP’s SEDAR profile at www.sedar.com.

On March 30, 2011, the Board adopted a Majority Voting Policy for the election of directors in uncontested elections. Pursuant to that policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of shareholders, the director shall forthwith submit his or her resignation. The Board will then determine whether to accept the resignation as soon as possible and in any event within 90 days of the shareholders’ meeting.

On June 13, 2011, the Company released an updated mineral resource estimate for the Offset Zone at the LDI Mine.

On June 13, 2011, the Company filed a new NI 43-101 report for the previously owned Sleeping Giant mine entitled, “Technical Report, The Sleeping Giant Mine, Northwestern Quebec Reserves and Resources on December 31, 2010” prepared by Vincent Jourdain, Eng., Donald Trudel, Geo. and Marc-André Lavergne, Eng.

On June 28, 2011, the Company provided an update on the first tranche of drill results from its 2011 exploration program at the LDI Mine, including additional platinum group elements (“PGE”) intersections from an area known as the Cowboy Zone located west of the Offset Zone.

On July 12, 2011, the Company released results from its 2011 exploration program at the Company’s previously owned gold division in Quebec’s Abitibi region, including surface and underground drilling results at the Vezza project.

In July 2011, the Company increased its operating line of credit with a major Canadian bank from $30 million to $60 million to provide the Company with the financial flexibility to advance its development projects (the “Credit Facility”). The Credit Facility is secured by a first priority security over the Company’s accounts receivable and inventory.

In August 2011, the Company entered into an option and purchase agreement to purchase a 100% interest in the Salmi property, located near the LDI Mine.

On August 26, 2011, the Company released a mineral resource update for its previously owned Flordin property.

On September 14, 2011, additional results were released for the Lac des Iles property exploration program, including positive infill drill results in the Offset Zone and significant mineralization close to the deepest limit of the then current resource wireframe.

On October 4, 2011, the Company sold $70 million of senior secured notes (“Notes”) by way of a private placement with Sprott Resource Lending Corp., who was the lead investor in the Notes. The Notes bore interest at a rate of 9.25% per year, payable semi-annually commencing on March 31, 2012, with a maturity date of October 4, 2014. The Company also issued a palladium warrant with each $1,000 note. Each palladium warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce anytime up to October 4, 2014. The Company sold an additional $2 million of Notes and related palladium warrants on November 1, 2011.

On October 5, 2011, the Company provided an update on its mine expansion plan for the LDI Mine that factored in certain scope changes from its previous approach. The updated plan took into account the increased size of the Offset Zone resources, updated price assumptions for capital expenditures, newly available seismic information, and updated certain details of the mine design. The Company provided an update on its development progress, as well as clarifying certain details related to mining method, stope design, and capital expenditures.

2012

On January 17, 2012, the Company announced that the previously owned Vezza project commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations. The Company also announced its intention to cease mining operations at the Sleeping Giant mine and that it would restructure the gold division, resulting in a non-cash impairment charge on the Company’s gold assets of approximately $50 million, which was reflected in fourth quarter 2011 financial results.

On January 30, 2012, the Company provided an update on the third and final tranche of drill results from its 2011 exploration program at the LDI Mine. Mineralization was discovered 300 metres to the west of the Offset, Cowboy and Outlaw zones and surface mineralization was encountered from trenches along the North VT Rim (northeast of the Lac des Iles open pit).

On February 24, 2012, the Company announced the appointment of Dr. David C. Peck as Head of Exploration of the Company, effective March 1, 2012.

On April 30, 2012, the Company announced the completion of a bought deal flow-through financing of 11,300,000 flow-through shares for total gross proceeds of $35,030,000.

On May 2, 2012, the Company entered into an agreement with Vale Canada Limited (“Vale”) for the smelting and refining of concentrate from the LDI Mine at the Vale Copper Cliff Nickel Smelter.

On May 3, 2012, the Company entered into an option and purchase agreement with Houston Lake Mining Inc. whereby the Company obtained an option to purchase a 100% interest in the Tib Lake property located northwest of the LDI Mine, subject to a 2.5% NSR royalty in favour of a third party on a portion of the claims and a 2.5% NSR royalty in favour of Houston Lake Mining Inc. for the rest of the claims.

On July 9, 2012, after receiving necessary final production permits, the Company announced that it would delay commercial production at the Vezza project and begin exploring divestiture opportunities for its gold assets.

On July 10, 2012, the Company announced a bought deal financing of $43,000,000 principal amount of 6.15% convertible unsecured subordinated debentures with a maturity date of September 30, 2017. The offering was completed on July 31, 2012.

On July 16, 2012, the Company provided an update on its 2012 exploration program at the LDI Mine, including drill results from Offset Zone infill drilling, and confirmation that the area known as the Sheriff Zone located east of the Offset Zone extends to the surface.

On August 8, 2012, the Company released an updated mineral reserve and mineral resource estimate for the LDI Mine.

On September 13, 2012, the Company announced that its Chairman André Douchane would be appointed Interim Chief Executive Officer, replacing William Biggar who would be retiring effective September 30, 2012. The Company also announced that it commenced an executive search for a new permanent Chief Executive Officer.

On September 26, 2012, the Company entered into a purchase agreement with Platinex Inc. whereby the Company purchased a 100% interest in four unpatented mining claims near the Tib Lake property, subject to a 0.5% NSR royalty in favour of Platinex Inc.

On October 15, 2012, the Company provided a development update on its LDI Mine expansion, disclosing that the operation of the shaft was expected to be delayed until the third quarter of 2013 and all other development was progressing on schedule.

On November 30, 2012, the Company announced the completion of a bought deal flow-through financing of 2,425,000 flow-through shares of the Company on a private placement basis for total proceeds of $4,001,250.

On December 11, 2012, the Company provided an update on its exploration activities at the LDI Mine including infill and extension drilling targeting the Offset Zone, and other greenfields properties in Ontario.

On December 13, 2012, the Company announced the resignation of Jeffrey Swinoga, Vice President, Finance and Chief Financial Officer of the Company, effective January 4, 2013.

On December 19, 2012, Tess Lofsky was appointed Vice President, General Counsel and Corporate Secretary.

2013

On January 14, 2013, the Company provided a development update on its LDI Mine expansion. The Company disclosed that it had made significant progress advancing the critical aspects of the expansion including completion of the major construction components on surface, while shaft sinking was progressing well, in line with the Company’s scheduled rates of advancement.

On January 22, 2013, Dave Langille was appointed Chief Financial Officer of the Company.

On January 31, 2013, the Company provided an update on its drill results from the second half of its 2012 underground and surface exploration programs at the Lac des Iles property. Definition drilling resulted in broad zones of lower grade palladium mineralization, containing local higher-grade intervals which enhanced the Sheriff Zone near-surface resource potential.

On February 13, 2013, the Company announced the filing of a final base shelf prospectus allowing the Company to make offerings of Common Shares (including flow-through shares), debt securities, warrants and subscription receipts in an aggregate principal amount of up to US$300 million during the 25-month period that the shelf prospectus remains effective.

On February 19, 2013, the Company filed a new NI 43-101 report titled “Technical Report Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study Offset Zone Phase 1” prepared by Tetra Tech WEI Inc. (“Tetra Tech”) for the LDI Mine (the “2013 LDI Report”), which included an initial mineral reserve estimate and prefeasibility study for Phase I of the Offset Zone. For the purposes of the 2013 LDI Report, the mineral reserves were effective as at March 31, 2012 included the Phase I portion of the Offset Zone above the 990-metre mine level (4,490 metres elevation), which qualified due to density of drilling. The diluted mineable mineral reserves contained within the stope wireframe at a 2.5 grams/tonne (“g/t”) Pd cut-off grade were estimated to be 7,741,000 tonnes at a grade of 4.30 g/t Pd.

On February 21, 2013, the Company announced that at December 31, 2012, it had concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company recognized an impairment charge of $56.0 million on the gold division assets for the year ended December 31, 2012.

On March 4, 2013, the Company announced the appointment of Mr. Robert Quinn to the position of Chairman and that Mr. Andre Douchane would continue to perform Chief Executive Officer responsibilities.

On March 15, 2013, the Company announced that its Board had adopted an advance notice by-law (the “By-Law”) to provide shareholders, directors and management of the Company with a clear framework for nominating directors for election to the Board and timely information in connection with such nominations. Among other things, the By-Law requires that advance notice be given to the Company in circumstances where nominations of persons for election are made by shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the By-Law. The shareholders of the Company confirmed and ratified the By-Law at the annual and special meeting of shareholders held on May 9, 2013. The full text of the By-Law can be found under NAP’s SEDAR profile at www.sedar.com.

On March 21, 2013, the Company announced the appointment of Mr. Phil du Toit as President and Chief Executive Officer effective March 25, 2013.

On March 22, 2013, the Company sold its Quebec-based gold division, NAP Quebec Mines Ltd., which included the Vezza mine, the Sleeping Giant mine and mill complex and its nearby portfolio of exploration properties to Maudore Minerals Ltd.

On May 6, 2013, the Company announced the resignation of Mr. Greg Struble as Vice President and Chief Operating Officer effective May 15, 2013.

On June 7, 2013, the Company entered into a subscription agreement in respect of a fully subscribed private placement of flow-through shares (the “Flow-Through Shares”) for aggregate gross proceeds of approximately $20 million. The Company issued the Flow-Through Shares in two tranches. The first tranche closed on June 19, 2013 and the second tranche closed on July 23, 2013.

On June 7, 2013, the Company extended its Credit Facility by an additional year to July 4, 2014.

On June 7, 2013, the Company announced the completion of a US$130 million term loan financing (the “Brookfield Debt”) with Brookfield Capital Partners Ltd. (“Brookfield”) which bears interest at 15% per annum and is due June 7, 2017. The Brookfield Debt was amended on November 29, 2013, resulting in an additional advance of US$21.4 million in cash to support the Company’s working capital needs and continue funding operating and capital expenditures at the LDI Mine. The cash received consisted of an additional US$15 million of term loan and a refund of US$6.4 million of cash interest previously paid to Brookfield, which was added to the existing facility. Pursuant to the amendment, the Company’s interest rate increased by 4% to 19%. The Brookfield Debt is secured by first priority security over the Company’s and LDI’s assets other than the accounts receivable and inventory.

On September 4, 2013, the Company announced the appointment of Mr. James E. Gallagher to the position of Chief Operating Officer effective October 1, 2013.

On September 5, 2013, the Company provided an update on its drill results from the first half of its 2013 underground and surface exploration program at the LDI Mine and announced that it had completed estimates for some near-surface mineral resources on the North VT Rim and the Sheriff Zone of the LDI property.

On October 21, 2013, the Company announced that it had begun hoisting material through the new shaft at the LDI Mine and that the production, service and auxiliary hoists were fully operational and the skipping system had been successfully tested with full loads of material. The Company also announced that it planned to defer Phase II of the shaft expansion at depth.

On November 14, 2013, the Company announced that the Phase I expansion, which entailed sinking a shaft to approximately 825 metres below surface and setting up the required infrastructure to mine and transport the underground Offset Zone ore, was essentially completed and operations were transitioning from ramp to shaft haulage with both ore and waste being hoisted through the shaft.

On December 23, 2013, the Company provided an update on its drill results from the second half of its 2013 underground and surface exploration program at the LDI Mine. Surface mineralization was discovered on the upper Roby Zone northeast extension.

2014 Year to Date

On January 31, 2014 and February 10, 2014, the Company closed the first tranche of a public offering of up to $75 million principal amount (in two tranches) of 7.5% convertible unsecured subordinated debentures and associated warrants for aggregate gross proceeds of $32 million. The warrants were subject to disinterested shareholder approval. On March 28, 2014, the Company held a special meeting of shareholders pursuant to which disinterested shareholders: (i) approved the exercise of the warrants associated with the $32 million first tranche offering of convertible debentures; (ii) approved the second tranche offering of up to $43 million of convertible debentures and associated warrants; and (iii) approved an alternative offering in the event that the second tranche offering is delayed or abandoned.

On March 21, 2014, the Company provided an update on its mineral reserve and mineral resource estimates and life of mine plan for the LDI Mine, as well as an update on 2014 operations and production. Total reserves were estimated to be 15.0 million tonnes at a grade of 2.8 g/t Pd. Palladium production and operating costs in January and February were ahead of guidance.

On March 31, 2014, the Company filed a new NI 43-101 report titled “Technical Report for Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study of Life of Mine Plan” prepared by Tetra Tech for the LDI Mine (the “2014 LDI Report”). The report includes an update on the previously announced mineral reserve and resource estimates and life of mine plan for the LDI Mine.

Business Overview

The following contains forward-looking statements and future-oriented financial information about the Company’s business. Reference should be made to “Forward-Looking Statements” on page 2. For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” beginning on page 54.

North American Palladium Ltd. is an established precious metals producer that has been operating its flagship LDI Mine in Ontario, Canada since 1993. The Company’s vision is to become a low cost mid-tier precious metals producer operating in mining friendly jurisdictions.

The Lac des Iles property (including the LDI Mine and mill complex) is the Company’s only material property. LDI is one of two primary palladium producers in the world, offering investors exposure to the price of palladium. In 2013, the Company completed Phase I of the LDI Mine expansion, including the construction of a mining shaft and commissioning of the shaft and the underground ore handling system. The production ramp up utilizing the new shaft infrastructure is progressing well and the Company will focus on increasing underground production through the shaft. It is expected that this expansion will result in increased palladium production at a reduced cash cost per ounce.

Through an investment of $109.5 million excluding capitalized interest in 2013, the Company achieved a number of critical development milestones and was able to significantly advance the project. In 2013, the mine expansion development was primarily focussed on completing the development work related to the new shaft infrastructure and commissioning the shaft and underground ore handling system.

There remains significant exploration upside at the LDI Mine. Management will focus on advancing work to potentially extend the life of mine through the future successful conversion of resources into reserves. The exploration upside is further complemented by the LDI Mine’s significant excess mill capacity and established infrastructure. Outside of the LDI Mine property, the Company’s regional PGE greenfields properties cover approximately 29,016 hectares (71,701 acres), including several of the most prospective mafic complexes in the area. The Company remains committed to maintaining a portfolio of development-stage and exploration-stage projects at and near the LDI Mine property and is actively engaged in significant exploration programs aimed at increasing its mineral reserves and mineral resources.

The Company also owns other advanced projects including 50% ownership of the Shebandowan West project. The Company does not consider this property to be material at this time.

For the 2013 fiscal year, the Company’s revenue totalled $153.2 million. The Company’s revenue by commodity totalled $103.1 million for palladium, $15.6 million for platinum, $14.7 million for gold, $9.9 million for nickel, $9.7 million for copper and $0.2 million for other metals, representing approximately 67.3%, 10.2%, 9.6%, 6.5%, 6.3% and 0.13% respectively of its total consolidated revenue.

As of December 31, 2013, the Company had 429 employees. Of this number, 390 employees worked at the Lac des Iles property, 19 out of an exploration office in Thunder Bay, eight at the Company’s finance and administration office in Thunder Bay and 12 at the Company’s corporate head office in Toronto.

General Description of Palladium

The Company produces concentrate at the Lac des Iles mill and may sell the concentrate directly to smelters for processing, into the spot market, or directly to end users after the palladium is refined. In each instance the price for palladium is expected to be determined with reference to prevailing spot market prices.

Platinum group metals are rare precious metals with unique physical characteristics that are used in diverse industrial applications and in jewellery. The unique characteristics of PGMs include: (1) strong catalytic properties; (2) excellent conductivity and ductility; (3) a high level of resistance to corrosion; (4) strength and durability; and (5) a high melting point. The six PGMs also include platinum, rhodium, ruthenium, iridium and osmium.

Demand for palladium is diversified by geography and end market. Palladium is primarily used in the manufacture of catalytic converters in the automotive industry, as well as in the manufacture of jewellery and electronics, and in dental and chemical applications. As a precious metal, there is also investment demand for palladium in the form of doré bars, generally held as physical inventory by exchange traded funds (“ETFs”) and institutional investors.

Palladium is typically produced as a by-product metal from either platinum mines in the Republic of South Africa (approximately 38% of world mine production) or Norilsk Nickel’s mines in Russia (approximately 41% of world mine production). North America contributes approximately 14% to the world’s supply of palladium. The Company’s LDI Mine is one of only two primary producers of palladium in the world.

Palladium Supply and Demand Fundamentals

Mine Supply

There are very few palladium producing regions worldwide and few known economically viable ore bodies. Russia and South Africa, which are known to be higher-risk jurisdictions, account for almost 80% of global mine palladium production, which was estimated to be approximately 6.43 million ounces in 2013. Growth in palladium mine supply is constrained, largely owing to political, infrastructure cost and labour issues in South Africa, declining palladium production in Russia, and a limited number of new projects on the horizon in the near term.

In particular, South African production is challenged by deeper mines, power and water limitations, higher operating costs, geopolitical risks, shortage of skilled labour, the strengthening of currencies and labour disruptions. There do not appear to be any near-term solutions in place and as a result the South African PGM mining industry has begun contracting.

Secondary Supply

Secondary supply is derived from recycling (which is estimated to have contributed approximately 2.2 million ounces in 2012, and from a Russian government stockpile. The stockpile is believed to have contributed about 1 million ounces per year to the market in the past decade, and was consequently considered to be a major overhang on the palladium price. It is estimated by industry experts that the Russian stockpile contribution has fallen to under 250,000 ounces in 2012 (record low), while declining even further in 2013. Accordingly this stockpile is now believed to be essentially depleted, or to no longer be a significant contributor to secondary supply.

Fabrication Demand

The primary source of fabrication demand is from the automotive sector, which consumes approximately 67% of world palladium production for the manufacture of catalytic converters. Palladium is used in a car’s exhaust system to help reduce harmful emissions into the environment by converting them into less harmful carbon dioxide, nitrogen and water vapour. Palladium, platinum and rhodium are the primary components in catalytic converters.

The demand for palladium in the automotive industry has more than doubled in the last ten years due to an increase in global automotive production and the tightening of emissions standards worldwide, resulting in steady growth in the use of catalytic converters.

The primary driver of growth in the automotive sector is from the emerging economies – Brazil, Russia, India and China (“BRIC”) – where there is emerging affluence, very low penetration of vehicles per capita, and the affordability factor is high due to low interest rates and leasing programs. Light global vehicle production is forecasted by IHS Automotive to increase at a compound annual growth rate of 4% to over 100 million units by 2017, with most of that growth driven by the BRIC economies.

Underpinning the demand for catalytic converters is the adoption of emission control standards in the BRIC economies, which mandate the use of catalytic converters. As the emission standards get more stringent, this translates into increased palladium usage in the catalytic converter. Catalytic converter manufacturers have also started to substitute palladium in place of platinum for use in diesel powered engines. There is approximately 30% substitution of platinum with palladium in diesel engines.

Other sources of fabrication demand include: 12% from electronics, 5% from dental, 5% from chemical, and 5% from jewellery. In the electronics industry, palladium’s demand has been rising in recent years. This increase is largely attributable to an increase in demand for palladium bearing semiconductors that are used in many electronic devices, including cellular telephones, personal and notebook computers, fax machines and home electronics. In the dental industry, palladium is widely used in alloys for dental restoration. Palladium is also used in the manufacture of jewellery and may be used either on its own or as an alloy in white gold. Additionally, palladium is used in crude oil refining catalysts, chemical process catalysts and various chemical applications, including the manufacture of paints, adhesives, fibres and coatings.

Investment Demand

An important macroeconomic trend has been the increase in demand for palladium for investment purposes. Strong investor sentiment for precious metals has provided support for a favourable palladium pricing environment. Increased participation by a greater variety of market participants, the resulting improvement in liquidity and the introduction of new investment vehicles are all improving investment demand for palladium.

Like gold, platinum and silver, palladium is increasingly viewed as an attractive precious metal that can help diversify investment portfolios. Together, the ETFs are believed to hold over 2 million ounces, and they are physically backed by palladium bars.

Price Outlook

The palladium market is forecasted by industry experts to remain in a substantial supply deficit that started in 2012 due to the favourable outlook of strong fabrication and investment demand, constrained supply due to operational challenges in South Africa and a belief that the Russian palladium stockpile is nearing depletion. Other factors contributing to the projected deficit are the expected positive net investment in the ETF market, lower sales of palladium from Russia and South Africa, and increasing demand in autocatalyst applications.

In 2013, the average price of palladium was US$725 per ounce, ranging from a low of US$643 per ounce, to a high of US$774 per ounce. As of March 28, 2014, the price of palladium was US$771 per ounce.

The Lac des Iles Property

For a description of the meaning of certain technical terms used in this AIF, please see the “Glossary of Terms” beginning on page 74.

The Company’s only material property is the Lac des Iles property. The property is located approximately 90 kilometres northwest of the city of Thunder Bay, Ontario, Canada. The property consists of an open pit, an underground mine accessible by ramp or by shaft, and a mill with a nominal capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone; both disseminated magmatic nickel-copper-PGM deposits. The Company has also identified other mineralized areas on the property, including the North VT Rim, Sheriff Zone, Baker Zone, and Moore Zone. The Cowboy and Outlaw Zones now form part of the area known as the Offset Footwall Zone.

The Company began mining the Roby Zone open pit in 1993 and in April of 2006, the Company also began commercial production underground by mining the higher grade portion of the Roby Zone. On October 29, 2008, the LDI Mine was placed on temporary care and maintenance due to declining metal prices during the global financial crisis.

On December 8, 2009, following improvements in palladium prices, the Company announced its intention to restart underground operations in the Roby Zone, and on April 14, 2010, the Company announced that it had resumed production from the Roby Zone.

In late 2010, the Company commenced the expansion of its LDI Mine in order to access the Offset Zone. The purpose of the expansion is to transition operations from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. As part of the expansion, the Company installed a shaft to a depth of approximately 825 metres below surface and extended the ramp from the Roby Zone to the Offset Zone.

The following is a description of the LDI property that has been summarized from the 2014 LDI Report filed on March 31, 2014, which is available for review on SEDAR at www.sedar.com, and is subject to, and is qualified in its entirety by reference to the 2014 LDI Report. The authors of the 2014 LDI Report are “qualified persons” under NI 43-101. The mineral reserve and mineral resource estimates for the LDI property were prepared with an effective date of December 31, 2013.

Property Description and Location

The LDI property is located at latitude 49°10’ north, longitude 89°37’ west, 90 kilometres northwest of the community of Thunder Bay in northwestern Ontario. The LDI property comprises approximately 8,623 hectares (21,307 acres) of mineral claims and leases. LDI, a wholly owned subsidiary of NAP, holds a 100% interest in six mining leases, comprising 3,513 hectares (8,680 acres). Contiguous with these leases are 54 mineral claims (consisting of 331 claim units) held 100% by LDI and covering 5,109 hectares (12,624 acres).

Figure 1: LDI property location map

On August 31, 1994, LDI, Sheridan Platinum Group Ltd. (“SPG”) and John Patrick Sheridan (“Sheridan”) entered into a royalty agreement pursuant to which SPG and Sheridan transferred certain LDI property claims and leases to LDI in exchange for a NSR royalty. Pursuant to the royalty agreement, NAP is required to pay SPG and Sheridan 5% of the NSR royalty at LDI Mine until the expiration of the LDI property leases. Four of the six mining leases expire on August 31, 2027, and the remaining two leases expire on September 30, 2027.

The LDI property is underlain by mafic to ultramafic rocks of the Lac des Iles intrusive complex in the Wabigoon Subprovince of the Canadian Shield. The intrusive complex is an irregularly-shaped Neoarchean-age mafic-ultramafic intrusive body having maximum dimensions of approximately 9 kilometres in the north-south direction and approximately 4 kilometres in the east-west direction. The complex incorporates three discrete intrusive bodies: (i) the North Lac des Iles intrusion characterized by a series of relatively flat-lying and nested ultramafic bodies with subordinate mafic rocks; (ii) the Mine Block intrusion (“MBI”), host to all of the stated Lac des Iles mineral reserves and resources and (iii) the South Lac des Iles intrusion, a predominantly mafic (gabbroic) intrusion having many similarities to the MBI in terms of rock types and textures.

To date, NAP’s exploration activities have been focused on the MBI. The MBI is a small, teardrop-shaped mafic complex with maximum dimensions of 3 kilometres by 1.5 kilometres and having an elongation in an east-northeast direction. The MBI consists of gabbroic (noritic) rocks having highly variable plagioclase: pyroxene proportions, textures, and structures. The MBI was emplaced into predominantly intermediate orthogneiss basement rocks. The MBI is intersected by a series of brittle to ductile faults and shear zones, some of which appear to control the distribution of higher grade palladium mineralization. A major north-trending shear zone appears to have cut the western end of the MBI and is spatially associated with the development of high-grade palladium mineralization. Textural and mineralogical variability is greatest in the outer margins of the MBI, especially along the well documented western and northern margins that host most of the known palladium resources. Commonly observed textures in the noritic marginal units of the MBI include equigranular, fine- to coarse-grained (seriate textured), porphyritic, pegmatitic and varitextured.

For purposes of the 2014 LDI Report, the resources contained in the Roby and Offset Zone deposits have been separated into discrete hangingwall and footwall zones (See Figure 2 below). The Roby Zone deposit extends to a minimum depth of 650 metres below surface. It includes a thick footwall zone in the west (tens to hundreds of metres wide) and a thinner, approximately 5 to 20 metre-thick hangingwall zone in the east. The Offset Zone deposit shows similar grade distributions to the Roby Zone. The former is believed to represent the along strike continuation of the Roby Zone deposit but having been displaced from the latter along the east-striking and north dipping Offset Fault. The Offset Zone deposit remains open toward surface, to the southeast and at depth (greater than 1,500 metres below surface). The Offset Zone is host to a majority of higher-grade palladium resources on the LDI property and is the focus for current underground mine production, development and exploration drilling.

Figure 2: Type Geological Section through the Offset Zone Deposit (looking North through the central portion of the deposit)

The following are the mineralized zones on the LDI property:

Roby Zone

•

Main Roby Zone: The main part of the Roby Zone is a palladium-enriched disseminated sulphide deposit with a strike length of approximately 1,000 metres and a maximum width of approximately 800 metres. The Roby Zone deposit extends to a minimum depth of 650 metres below surface. The deposit includes a thick footwall zone in the west (tens to hundreds of metres wide) and a thinner, approximately 5 to 20 metre thick hanging wall zone in the east. Underground mining of the Roby Zone commenced in 2006 and has been confined to the higher-grade part of the deposit, the hanging wall zone. By the end of 2013, most of the underground reserves in the Roby hanging wall zone had been mined out. However, most of the lower-grade footwall mineralization beneath the current floor of the Roby open pit is undeveloped.

•	Roby Zone Northeast Extension: Historical and recent exploration and infill drilling on the northern end of the Roby Zone has shown that the Roby hanging wall zone extends, at least intermittently, along an apparent curvilinear trend toward the northeast, possibly connecting to the western end of the North VT Rim. Additional infill and extension drilling will be required to assess whether economic grade-width palladium mineralization is developed along the Roby Northeast Extension.

•	Roby Zone Southeast Extension: An internal review of results obtained from historical drilling on the southern Roby Zone confirmed that the hanging wall zone extends beyond the southern limit of the historical resource shell until it reaches the Offset fault, where it is abruptly terminated. As observed in the Northeast Extension, high-grade palladium mineralization tends to become narrower and more erratically distributed moving beyond the historical limits to the hanging wall zone resource shell. Nonetheless, the Roby Zone Southeast Extension remains a potential longer-term development opportunity that will be assessed through future engineering studies and economic analyses.

Offset Zone

•	Offset Zone: Discovered in 2001, this zone is located below the Offset fault structure, where it is displaced down and approximately 300 metres to the west. The Offset Zone was previously divided into three grade and geology-based subzones: the high grade subzone, the mid subzone, and the footwall subzone. However, recent resource modeling indicates that this subdivision is arbitrary and that from both a mining and geological perspective, the footwall subzone and mid subzone together with the former Cowboy and Outlaw zones are more appropriately considered as a single unit of lower-grade mineralization displaying significant local grade variability, herein defined as the Offset Footwall Zone.

•	Offset Hanging Wall Zone: Hanging wall zone mineralization is a broadly stratabound unit developed along a northstriking and steeply (east) dipping contact between the equigranular (“EGAB”) in the east and the varitextured gabbro (“VGAB”) hosted low-grade subzone in the west. Its width varies from 4 to 30 metres, with an average of 15 metres. Approximately 2% of the Offset Hanging Wall Zone is occupied by late dikes (dilution) and approximately 1% is occupied by shears and faults. The southern part of the Hanging Wall Zone appears to gradually disappear over a distance of 50 to 100 metres along strike and immediately to the south of the new shaft. Underground mining of the Offset Hanging Wall Zone commenced in 2013 in the upper part of the currently defined reserves and resources.

•

Offset Footwall Zone: The lower-grade Offset Footwall Zone is equivalent to the Roby Footwall Zone. It is a northstriking mineralized package having widths of tens to hundreds of metres and extending west to the poorly defined western contact with basement gneiss. It has a sharp contact with the Offset Hanging Wall Zone on its eastern margin. The exact western limit to the Offset Footwall Zone remains poorly constrained. Additional exploration drilling will be required to adequately define the position and form of the basement MBI contact and the extent and quality of palladium mineralization on the footwall side of the Offset Zone deposit.

•	Potential Upper and Southeast Extensions to the Offset Zone: Exploration drilling in 2013 has shown that palladium mineralization is intermittently present along a postulated southeast extension branch or “pantleg” to the main Offset Zone deposit that was interpreted from a 3D model of the EGAB unit. Follow up drilling is planned for this area during the 2014 exploration program.

North VT Rim

•	North VT Rim Zone: The North VT Rim Zone is a 2 kilometre long, east-to-northeast-striking mineralized zone consisting of sheared and altered VGAB and heterolithic gabbro breccia (“HGABBX”) and subordinate, boudinaged melanorite layers, mafic dikes, aplitic to pegmatitic granitic veins, and quartz veins. Palladium grades are extremely variable within the North VT Rim Zone and to date, no mineral reserves have been declared. Exploration has largely been restricted to trenching and shallow drilling, particularly in the westernmost end of the North VT Rim subzone where a small near-surface mineral resource was defined in 2013.

•	Creek Subzone: Located approximately 2 kilometres northeast of the Roby Pit in the northeastern nose of the MBI, near the contact with the north Archean Lac des Iles Intrusive Complex.

Sheriff Zone

•	Sheriff Zone: The Sheriff Zone is a combination of the former Southeast Roby, Twilight and South Pit zones connected through additional drilling and with some material recently moved into a NI 43-101 compliant resource. The Sheriff Zone has been subdivided into North and South subzones based on location relative to the Offset fault. Very recent exploration drilling has identified an area of atypically high-grade palladium mineralization located within the Sheriff North subzone and within 40 to 50 metres of surface. The zone is generally poorly exposed.

Baker Zone

•	Baker Zone: Located approximately 500 metres to the south of the North VT Rim Zone in the central part of the MBI.

Moore Zone

•	Moore Zone: A low-grade, presently uneconomic, mineralized zone, located approximately 500 metres south of the current Roby Pit with similar lithologies and textures to other MBI breccias.

Figure 3: Geological map of the Lac des Iles mine block intrusion showing the location of the currently defined mineralized zones on the Lac des Iles mine property.

The Company reports that its operations and facilities comply in all material respects with legislation in effect as of the date of the 2014 LDI Report and that it holds all necessary approvals and licenses for its operations at the mine and for all planned expansion projects. The Company believes that the LDI Mine is current with its permitting and licensing requirements.

Summary of Permits

Approval	Reason for Approval
Air CoA (Amended) 0112-889QZX	Approval for site wide air emissions
Industrial Sewage Works CofA 4-0048-92-936	Approves the TMF; the discharge of sanitary sewage to the facility, and landfill
Municipal and Private Sewage Works CoA 6806-4KTPB9	Approves sewage treatment plant at operation camp
Land Use Permit LUP SPR1056	Approves the hydro line to Silver Falls
Land Use Permit LUP SPR1055	Approves the operations camp and parking lot
Land Use Permit LUP SPR1054	Approves the expansion TMF

Approval	Reason for Approval
Permit to take water 8583-8WPL3N	Approved withdraw of 908 L/min or 1,307,520 L/d
Permit to take water 002097NJES	Approved withdraw of 24,000 L/min or 35,000,000 L/d
Permit to take water 1607-7S8LCB	Approved withdraw of 1,900 L/min or 27,000,000 L/d
Lac Des Iles Mine Closure Plan	Approved the Project and is updated when changes to the mine site occur
Generator Registration Number	Allows the disposal of subject wastes, as per Regulation 501/01
CofA Air 9997-6M4l3B	Air
CofA Sewage 2018-7X4HML	Industrial sewage works
CofA Building 3-1404-98-006	Old administration building
CofA Sewage 8678-4QGGY5	Assay laboratory and mill
CofA Waste Management A900369	Provisional approval waste management system
CofA Waste Disposal Site A770072	Provisional approval waste disposal site

The Company is responsible for all costs of closure and reclamation at the LDI Mine and the current mine closure plan currently provides for approximately $13.6 million of closure and reclamation costs. This obligation is secured by a letter of credit in the amount of approximately $14.1 million. A closure plan amendment was recently submitted to MNDM to include new developments within the footprint, including the shaft, and the Company’s plan to potentially expand mining operations by developing the north expansion of the existing pit and the Baker Zone.

Accessibility, Climate, Local Resources, Infrastructure and Physiology

The LDI property is located approximately 90 kilometres northwest of Thunder Bay. Access to the site is provided by a year-round gravel access road (which is open to the public and maintained by the Company) that connects to Provincial Highway 527 at a point 16 kilometres east of the mine. The nearest access to rail transport would be at Thunder Bay or Armstrong, Ontario, approximately 90 kilometres to the south and 133 kilometres to the north, respectively. Air access is available in Thunder Bay and Armstrong, Ontario. Thunder Bay has an international airport which is serviced by several major airlines. Thunder Bay provides most of the services and mine and mill consumables required by NAP’s LDI property, as well as access to experienced staff and personnel with good mining and processing expertise.

The LDI property is located in northwestern Ontario which lies within the Superior Province of the Canadian Precambrian Shield. The topography of the site is favourable for the placement of facilities, being generally of low relief. Elevations on the LDI property range from 418 to 550 metres above sea level, exclusive of the open pit.

The LDI property experiences hot summers and cold winters, which are typical of the region. Maximum and minimum temperatures range from an extreme low of -30°C in the winter months to an extreme high of 38°C in the summer months. The average winter and summer temperatures are -13°C and 15°C, respectively. Mean annual precipitation for the LDI property is approximately 469 millimeters. Mill operations are enclosed and are not exposed to the weather other than feed inputs. Weather conditions are rarely severe enough to halt mining operations, although it does impact safe traction on the access roads and ramps within the open pit.

Water and sewer services are supplied independently for each facility and are considered by the Company to be adequate for current needs. Expansion of potable water and sewer services were completed in 2011 for the underground workforce additions. Electrical power is supplied by Hydro One via a 115 kilovolt line to three main substations on-site. In December 2013, approval was received for LDI Mine to increase supply power from 38 to 47 mega watts from the Hydro One power grid.

The Company intends on retaining its current practice of using natural elevation differences where possible, such that water is diverted away from buildings and drains away in existing ditches to the lower lying areas, for storm water management. There is no requirement for additional storm water management to be put in place as a result of the Offset Zone Phase I Project.

The main facilities on the LDI property are: the operations camp; the old camp; the main office and tire shop; the old mill area; the new mill complex; the open pit shops; the warehouse and operational offices; the old concentrator building; the open pit and stockpile area; the underground portal and related ventilation accesses; and the tailings management facility (the “TMF”). There is also new infrastructure related specifically to the Offset Zone, which has been constructed in the past two years to accommodate the future mine expansion, including the shaft headframe, the hoist house, the compressor building, the mine dry, the substation and the surface load out facility.

In 2006, a 324-person operations camp and recreational complex was built in conjunction with the construction of the new mill. It is expected that this facility will be sufficient to accommodate the underground workforce once construction activities wind down. A construction camp was established in 2011, to accommodate added surface and underground construction workers during the peak construction period associated with readying the Offset Zone Phase I for production through the shaft facilities. The construction camp added approximately 200 spaces and will be decommissioned once the mine related workforce requirements are reduced.

The LDI Mine has been operating a TMF since 1990. The TMF has three sections, the South TMF, West TMF and the East TMF, which are located adjacent to one another, southwest of the open pit. Currently, all wastes created by the milling process are deposited in the South TMF. The West TMF has been closed upon reaching capacity and is undergoing progressive remediation. The tailings area is monitored according to industrial sewage works requirements set out by the Ministry of Environment (Ontario).

History

Geological investigations in the area began with reconnaissance mapping in the early 1930s, and again in the late 1960s, sparked by the discovery of aeromagnetic anomalies in the late 1950s. Various exploration programs were undertaken over the next 25 years by a number of companies, including F.H. Jowsey Limited, Gunnex, Anaconda American Brass Limited, Boston Bay, and Madeleine Mines.

In 1992, the Company acquired the LDI property, with open pit production commencing in 1993. Until 2008, the Company operated a combined open pit and underground mine from the Roby Zone and a 14,000 tonnes per day (“t/d”) processing plant, producing a bulk nickel-copper-PGE concentrate with gold credits. On October 21, 2008, NAP announced that, due to depressed metal prices, it was temporarily placing the LDI property on care and maintenance effective October 29, 2008. The LDI Mine produced 212,046 oz. of palladium in 2008 prior to going on care and maintenance.

When palladium prices began to recover in December 2009, NAP announced that it would restart operations exclusively from underground reserves. On April 14, 2010, NAP announced that the Roby underground mine was back in production, with a potential 2 to 3 year mine life.

In 2010, the LDI Mine produced 95,057 oz. of palladium, and in late 2010 the Company commenced its underground mine expansion to access the Offset Zone. The Offset Zone is believed to be the fault-offset, down-dip extension of the Roby Zone, a disseminated magmatic nickel-copper-PGE deposit. Mine expansion plans consisted of shaft sinking and extension of the ramp from the Roby Zone to the Offset Zone.

In 2011, while the Company balanced underground development with production, the LDI Mine produced 146,157 oz. of palladium from the blending of underground ore with lower-grade surface stockpile sources. In 2012, the Roby Zone open pit was restarted and blended with underground production from the Roby Zone and Offset Zone. As of year-end 2012, the LDI Mine produced 161,845 oz. of palladium from both underground and surface sources. Mining of the first Offset Zone stope commenced in the fourth quarter of 2012.

In 2013, the LDI Mine produced 135,158 oz. of palladium primarily sourced from the Offset Zone, low-grade surface stockpiles and residual ore from the Roby Zone.

Geological Setting

The LDI Mine area is underlain by mafic to ultramafic rocks of the Archean LDI Intrusive Complex. These rocks have intruded granites and greenstones of the Wabigoon Subprovince of the Superior Province. The complex occurs along the boundary of the Wabigoon-Quetico Subprovince. The Archean LDI Intrusive Complex is the largest of a series of mafic and ultramafic intrusions that occur along the boundary and which collectively define a 30 kilometres in diameter circular pattern. The LDI Mine lies in the southern portion of the Archean LDI Intrusive Complex, in a roughly elliptical mafic intrusive package measuring 3 kilometres long by 1.5 kilometres wide, termed the MBI.

The MBI hosts a number of PGE deposits. The most important of these are the Roby Zone and the Offset Zone. The MBI comprises rocks with a very wide range of textures, and mafic and ultramafic compositions. The principal rock types in the Offset Zone area include: EGAB; HGABBX; VGAB; Pyroxenite; Gabbronorite; Basement Orthogneiss and Mafic to Intermediate Dikes.

The Offset Zone is a high-grade zone located below the Offset Fault structure where it is displaced down and approximately 300 metres to the west. The Offset Zone is believed to represent the along strike continuation of the Roby Zone but having been displaced from the latter along the east-striking Offset fault. The Offset Zone deposit remains open toward surface, to the southeast and at depths greater than approximately 1,000 metres to the north. The Offset Zone mineral resources comprise a relatively thick footwall zone and a relatively thin hanging wall zone. The hanging wall zone in both the Roby Zone and Offset Zone deposits are believed to be exact equivalents and form useful visual marker horizons. Based on their relative positioning it is believed that the vectors of displacement of the Offset Zone relative to the Roby Zone were both downward (unconstrained) and right-lateral (300 metres of apparent westward displacement of the Offset Zone on the south side of the Offset fault). The Offset Zone was previously divided into three grade- and geology-based subzones: the high grade subzone, the mid subzone, and the footwall subzone. However, recent resource modeling indicates that this subdivision is arbitrary and that from both a mining and geological perspective, the footwall subzone and mid subzone together with the former Cowboy and Outlaw zones are more appropriately considered as a single unit of lower-grade mineralization displaying significant local grade variability, herein defined as the Offset Footwall Zone.

Mineralization

PGE mineralization in the MBI is found in a variety of structural and geological settings but in general is characterized by the presence of small amounts (less than 1 to 3%) of fine- to medium-grained disseminated iron-copper-nickel sulphides within broadly stratabound zones of PGE and gold enrichment associated with VGAB rocks, coarse-grained noritic rocks and local, intensive zones of amphibolitization, chloritization and shearing. An important, distinguishing characteristic of the MBI mineralization relative to other PGE deposits is the consistently high palladium:platinum ratio, commonly averaging 10:1 or more in most of the known zones. Although many ideas have been advanced to account for the high palladium:platinum ratios, it remains equivocal what specific magmatic and/or postmagmatic processes have led to the extreme enrichment in palladium over platinum in the MBI. Sulphide mineralogy is dominated by pyrite with lesser pyrrhotite, chalcopyrite, pentlandite and millerite. Much of the nickel in the published resources is hosted by silicate minerals (chlorite, amphibole) and is the primary reason for typically low nickel recoveries (generally less than 40%) reported by the LDI mill.

Nearly all of the known mineralized zones in the MBI occur in the marginal units of the intrusion. In recent years, a much clearer picture of the relationship between previously interpreted disparate mineralized zones has emerged; based on over two decades of intensive exploration and development work on the LDI property. This picture can be summarized as follows:

•	The majority of the currently defined palladium-platinum-gold-copper-nickel mineral resources is restricted to the western end of the MBI and consists of a thicker but lower-grade footwall zone and a thinner, higher grade hanging wall zone.

•	The footwall portion of the Roby Zone has only been mined from the Roby open pit and is typically hosted by VGAB and HGABBX. This style of lower-grade palladium mineralization extends to the full strike and depth extent of both the Offset Zone and Roby Zone deposits and is also the dominant style of mineralization in the Twilight Zone, Sheriff Zone, and Baker Zone.

•	The higher-grade hanging wall zone in both the Roby and Offset zone deposits is typically restricted to a schistose PYXT unit that is currently interpreted by NAP to represent an intensely hydrated and recrystallized (magmatic fluid alteration and metasomatism) melanocratic norite with schistosity and alteration having been focused along a steeply east-dipping and generally north-striking shear zone.

•	The Roby Zone and Offset Zone deposits were likely part of a single contiguous deposit that was subsequently pulled apart by predominantly dextral displacement along the east-northeast striking and north dipping Offset fault.

•	Satellite zones of palladium mineralization such as the Moore, Sheriff, and Baker zones appear to represent localized development of similar styles of deformation, recrystallization, and textural and lithological variability that characterize the footwall portions of both the Roby Zone and Offset Zone deposits.

•	The North VT Rim Zone is currently interpreted to represent the along strike extension of the Roby Zone with palladium mineralization becoming telescoped into a less than one- to several-metre thick mineralized VGAB containing discontinuous decimeter- to metre-thick bands of more melanocratic and variably recrystallized norite. Palladium grades in the North VT Rim Zone show much more local-scale variability than is generally observed in the Roby Zone or Offset Zone deposits, including discontinuous bonanza grades of up to 63 g/t palladium over 1 metre. The mineralization in part follows and in part is cut by northeast-striking ductile shear zones that are sub-parallel to the strike of the northern margin of the MBI. A distinctive feature of the North VT Rim Zone palladium mineralization is the absence of visible sulphides and very low copper and nickel abundances.

•	The primary controls on the localization of economic grade and width palladium mineralization on the LDI property are currently interpreted as a combination of two contemporaneous and high-temperature magmatic processes:

•	a volatile-enriched magmatic fluid focused high-grade palladium mineralization and subordinate platinum, gold, copper and nickel within actively deforming major structures (i.e., magma-fluid pathways). This led to the development of the hanging wall portions of the Roby Zone and Offset Zone deposits that are hosted by schistose and filter-pressed melanocratic norite; and

•	accumulations (rarely exceeding one weight percent) of moderately PGE enriched magmatic sulphides in feeder faults and within the texturally heterogeneous marginal units of the MBI (e.g., VGAB-hosted footwall zones of the Roby and Offset deposits).

•	The palladium:platinum ratio increases systematically with palladium grade suggesting preferential fixing of palladium relative to platinum in the known, mineralized zones and especially in the schistose hanging wall portions of the Roby Zone and Offset Zone deposits. This is apparently a fairly unique, high temperature feature of the mineralizing processes at LDI relative to other, well-documented PGE (copper, nickel) deposits.

Exploration

In addition to diamond drilling as described below, the Company has conducted surface exploration on the property using the overburden stripping technique.

In 2010, 18 separate trenches were dug for a total length of 908 metres. In 2011, 14 separate trenches were opened for a total of approximately 1,000 metres. In 2012, eight trenches were completed for a total of 1,245 metres. In 2013, four previously stripped areas were expanded on and a total of 1,828 channel samples were taken.

Drilling

Prior owners of the LDI Mine drilled 135 holes totalling 21,425 metres on the LDI Mine before 1986, while the Company and its predecessor company have drilled 1,962 holes totalling 670,186 metres on the LDI Mine since 1986.

In 2013, 215 holes were collared and 54,277 metres drilled on five major target areas spread across the entire MBI.

•	Offset Zone Targets: 102 surface and underground holes/34,996 metres.

•	Roby Northeast Extension Targets: 43 surface holes/7,215 metres.

•	Sheriff and North Sheriff Targets: 20 surface holes/4,060 metres.

•	North VT Rim to Baker Zone/Shorty Lake Targets: 38 surface holes/4,846 metres.

•	South VT Rim to Creek Zone Targets: 12 surface holes/3,160 metres.

All underground and surface NQ core drilling within the MBI from January to April 2013 was completed by Major Drilling Group International of Moncton, New Brunswick. All surface NQ drilling from June to October 2013 was completed by Orbit Garant Drilling Inc. of Val d’Or, Quebec.

The authors of the 2014 LDI Report are of the opinion that the diamond drilling procedures at LDI meet industry standards and are acceptable to use for resource estimation.

Sampling and Analysis, and Security of Samples

Core boxes are delivered from the drill site to the core logging facilities on the LDI property by the drill contractor. Core samples at the core facility were stored in a secure warehouse only accessible to key NAP personnel. Additionally, the mine has a gate house and barriers that restrict public access.

For the 2013 series drilling, Courtesy Courier transported samples from the mine site to Activation Laboratories Ltd. (“ActLabs”) in Thunder Bay and Exploration personnel transported samples from the Thunder Bay facility to ActLabs. As of April 2013, all core samples were processed and secured in the logging/sampling facility at the mine site. Courtesy Courier continued transporting samples from the mine site to ActLabs in Thunder Bay up until the end of June 2013, after which exploration personnel handled sample transportation.

Sample lengths may vary, but the most common sample has a 1 metre sample length starting and ending on the metre-spaced fiducial marks. Since 2008, NAP’s Thunder Bay Exploration office has been using Century Systems Technology Inc.’s (acquired by CAE Mining in January 2011) Fusion Data Management suite of software to manage borehole data, including analytical results. Boreholes were created within the software and geologists and technicians entered the required information, including collar, survey, geological logs, rock quality designation, specific gravity and lists for sample analysis. ActLabs reported analytical results digitally and imported those results into the software. Digital copies of the result certificates are maintained on the exploration file server catalogued by certificate number.

The core boxes were photographed four or five boxes at a time, and these photos were backed-up daily on the main server by the logging geologist. The core was then transferred to pallets, strapped for secure transport, and then moved to a core splitting facility on site where it was offloaded onto core racks. A sample list was prepared and printed for use in continuous monitoring of sample progress and proper incorporation of control samples.

Core was broken to less than 10 centimetres lengths and consistently placed on the anvil so the same side of the core drops into the sample tray when mechanically split in half. One half was tightly packed in the core box retaining the original sequence. The other half was transferred to a new clear plastic sample bag which has been previously labeled with a machine-printed tag bearing the unique sample identifier. One machine-printed sample tag placed at the end of the sample during sample layout is verified against the sample bag number and placed inside of the bag with the core sample. The other tag is placed in the bottom of the channel in the core box at the end of the sample and covered by a piece of split core. Once all the samples have been split from a core box, it is returned to the core rack and the next box is loaded onto the splitter bench.

Control samples without source identification are inserted into the same new clear plastic sample bags having a machine-printed tag bearing the unique sample identifier and added to the rice bags in numerical order. The commercial supplier’s identification label is peeled off the kraft paper bag containing the standard or blank pulp and this label affixed to the sample list next to its corresponding sample number for QA/QC assurance. Each core sample or control sample bag is sealed with a plastic tie strap/electrical tape and placed in hand-labelled rice bags for efficient storage, shipping and handling. Rice bags are sealed using zip-ties. Core-splitter collection pans and the splitter anvil and blade are manually brush-cleaned after each sample.

Core boxes of half core are transferred from the splitting facility core rack to pallets and strapped for transport and short- or long-term storage. Core is kept outdoors on strapped pallets or in outdoor covered racks for future reference.

A minimum of one in five Offset Zone boreholes are split to maintain the Lac des Iles Mine core reference library with the remaining boreholes being whole-core sampled. Whole-core sampled holes have samples taken at the core logging benches following logging, sample layout, and photography. As for split core sampling, the printed sample tag placed in the core box at the end of each sample is verified to a machine-printed label on the bags before putting broken to less than 10 cm lengths in the sample bag. While on site, all rice bagged samples are stored under cover until loaded onto NAP pickup trucks and delivered directly to the Commercial Labs prep facility in Thunder Bay, Ontario by LDI personnel.

The authors of the 2014 LDI Report are of the opinion that the core logging and core sampling procedures meet industry standards and are acceptable to use for resource estimation.

For the 2013 series drilling, NAP used ActLabs for core sample preparation and analysis. Sample preparation at ActLabs was as follows:

•	Samples are sorted, opened and dried at 60°C.

•	Logged onto LIMS database.

•	Samples are crushed to 80% -2 mm.

•	Samples are split to 250 grams (“g”) using a Jones Riffle.

•	250 g portion is pulverized to 95% -100 µm.

•	There are pulp duplicates taken every 30 samples.

•	There are fine crush duplicates taken every 50 samples.

•	Crusher jaws and work stations are cleaned between each sample with compressed air.

•	The grinding bowls are cleaned between each sample with an abrasive cleaning sand and then cleaned with compressed air.

Pulps and rejects are retained at ActLabs for a period of time. Once QA/QC checks have been completed the pulps and rejects are then shipped back to the mine where they are stored in sea-can shipping containers.

Two main analytical packages were used for samples from holes drilled in the mine operations area. These are referred to as EXPLO2013PROD (early 2013 diamond drillhole) and EXPLO2013 (later 2013 diamond drillhole).

EXPLO2013PROD

A sample size of 5 to 50 g can be used but a 30 g sample size was used for rock pulps. The sample is mixed with fire assay fluxes and with silver added as a collector. The mixture is placed in a fire clay crucible and is preheated at 950°C and finished at 1,060°C. After cooling, the lead button is separated from the slag and cupelled at 950°C to recover the silver (doré bead), gold, platinum and palladium. The silver doré bead is digested in hot nitric acid and hydrogen chloride. After cooling, the sample solution is analyzed for gold, platinum and palladium. A blank and a digested standard are run every 15 samples. The instrument is recalibrated every 45 samples. One duplicate is run for every 10 samples. If values exceed upper limits, re-analysis by fire assay gold, platinum, palladium (Code 8) is recommended (same procedure as above but digested and diluted in larger test tubes/flasks).

To minimize the matrix effects of the samples, the heavy absorber fusion technique is used for major element (oxide) analysis. Prior to fusion, the loss-on-ignition, which includes water and carbon dioxide, sulphur, and other volatiles can be determined from the weight loss after roasting the sample at 1,050°C. The fusion disk is made by mixing a 0.5 g equivalent of the roasted sample with 6.5 g of a combination of lithium metaborate and lithium tetraborate with lithium bromide. Samples are fused in crucibles using an automated crucible fluxer and poured into platinum molds for casting. The intensities are then measured and the concentrations are calculated against the standard G-16 provided by Dr. K. Norrish of CSIRO, Australia. Matrix corrections were done by using the oxide alpha; influence coefficients provided also by Dr. Norrish. In general, the limit of detection is about 0.01 wt% for most of the elements.

EXPLO2013

A sample size of 5 to 50 g can be used but a 30 g sample size was used for rock pulps. The sample is mixed with fire assay fluxes and with silver added as a collector. The mixture is placed in a fire clay crucible and is preheated at 950°C and finished at 1,060 °C. After cooling, the lead button is separated from the slag and cupelled at 950°C to recover the silver (doré bead), gold, platinum, palladium. The silver doré bead is digested in hot nitric acid + hydrogen chloride. After cooling the sample solution is analyzed for gold, platinum, palladium. A blank and a digested standard are run every 15 samples. The instrument is recalibrated every 45 samples. One duplicate is run for every 10 samples.

If values exceed upper limits, reanalysis by fire assay gold, platinum, palladium (Code 8) is recommended (same procedure as above just digested and diluted in larger test tubes/flasks).

A 0.25 g sample is digested with four acids beginning with hydrofluoric, followed by a mixture of nitric and perchloric acids, and heated which takes the samples to incipient dryness. After incipient dryness is attained, samples are brought back into solution using aqua regia.

A review of pulp duplicate analyses for 2013 drill core samples was still in progress as of the effective date of the 2014 LDI Report. As of such date, 3,026 duplicate results have been received from drilling completed in 2013 on the MBI, including samples from the Offset Zone. Duplicate analyses were performed by ActLabs.

As of the effective date of the 2014 LDI Report, 1,298 results have been received from drill core samples obtained from the 2013 exploration program on the MBI. Approximately 10% of the samples were selected, both specifically and randomly, by NAP personnel and the requested samples were forwarded by ActLabs to the NAP designated check assay commercial laboratory SGS Lakefield Research Ltd. (“SGS”), located in Lakefield, Ontario. Check assays were performed on an approximate 100 g split of pulp reject from each of the selected samples SGS provided the following information regarding the analytical procedures used for the check fire assays for 2013.

Blanks and standards were inserted into the drill core continuous sampling series at regular intervals during the 2013 drill program.

During 2013, most samples were submitted to ActLabs in batches of 34 samples except for those at the end of the holes. The first three samples in a batch were reference materials inserted following this pattern: sample 1 was a blank crush, sample 2 was a CDN Resources Laboratories (“CDN”) standard, sample 3 was a CDN blank. A CDN standard was also inserted into the batch in a middle position and as the last sample in the batch.

The CDN blank samples and the blank crush samples are considered failed if one or more of the palladium, platinum or gold results exceed the maximum allowable upper limit value of 10 parts per billion (“ppb”). Once a failure is detected, the lab is instructed to re-assay from pulps all samples from the preceding blank or standard that passed to the following blank or standard that passed. These re-assays are then used in the drillhole database. If a pulp re-assay also fails then the samples are re-processed from coarse rejects and new analyses for these materials are used in the database.

The CDN standard samples results for palladium, platinum and gold are assessed based on their recommended values and standard deviations reported on the CDN certificates. Palladium fails if it exceeds two standard deviations. Platinum and gold fail if they exceed three standard deviations. Once a failure is detected, the lab is instructed to re-assay from pulps all samples from the preceding blank or standard that passed to the following blank or standard that passed. These re-assays are then used in the drillhole database. If a pulp re-assay also fails, then the samples are re-processed from coarse rejects and new analyses for these materials are used in the database.

Tetra Tech carried out an internal validation of the diamond drillhole file against the original drillhole logs and assay certificates. The validation of the data files was completed on 18 of the 172 drillholes in the database or approximately 10% of the dataset. Data verification was completed on collar coordinates, end-of-hole depth, down-the-hole survey measurements, and “from” and “to”

intervals. No errors were encountered. A total of 10% of the assays data were validated against the original assay certificate. The error rate from this validation was 0%.

Tetra Tech imported the drillhole data into the Datamine™ program, which checks for duplicate intervals, overlapping intervals, and intervals beyond the end of a hole. The errors identified in the routine were checked against the original logs and corrected.

Tetra Tech visually observed the diamond drill setups underground at the LDI Mine. Tetra Tech also observed the mineralized zone underground.

Eighteen independent samples of mineralized course rejects were collected for check assaying representing different mineralization grade ranges. The samples were sent to ALS Minerals in Thunder Bay, Ontario. The samples were prepared in Thunder Bay and the pulps were shipped by ALS Minerals to Vancouver, British Columbia for analysis. Each course reject was processed twice to generate two duplicate assay results for each original sample. The results of the validation check samples for palladium and platinum indicate that the results of the check samples are typically high compared to the original samples.

The NAP exploration group maintains all borehole data in a Century Systems Fusion Server®. Header, survey, assays, and lithology tables are saved in the database. This is the database which is used for resource estimation.

Internal validation of all diamond drillhole data imported into the borehole database is carried out by NAP exploration personnel before a drillhole is considered to be compliant for the purpose of resource estimation. In 2013, the NAP exploration group conducted an audit of surface drillhole directional survey data. As a result of this review, several surface holes surveyed had atypical survey profiles. Where possible, these holes were re-surveyed. Holes which could not be re-surveyed were considered to be non-compliant and excluded from the resource estimation program. The Icefield survey tool was also used for several underground drillholes which could not be re-surveyed due to cementation. As a precaution it was decided to make all holes longer than 450 metres and all holes which deviated more than 10 metres from a straight line from the collar non-compliant if surveyed with the Icefields Tool. In total, 35 surface and underground drillholes were removed from consideration during the current resource estimation program. This represents 2% of the total number of drillholes (1,691 drill holes) used in the current estimation of resources on the LDI property.

Mineral Reserve and Mineral Resource Estimates

The table reproduced below summarizes the reserves and resources on the LDI property. The effective date of the mineral reserves and resources is December 31, 2013. The mineral resources set out below are exclusive of the mineral reserves.

TABLE 1: Mineral reserve and mineral resource estimates for the Lac des Iles mine property effective December 31, 2013.

NEAR SURFACE RESERVES

Category/Source	Pd Cut-Off (g/t)	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd Contained (000’s oz.)

Proven
Low-Grade Stockpile (RGO)	0.95	4,876	0.97	0.12	0.08	0.06	0.03	152
Roby Zone Open Pit	1.09	716	1.31	0.16	0.13	0.07	0.06	30

Total Proven	—	5,592	1.01	0.13	0.09	0.06	0.03	182

Probable
Roby Zone Open Pit	1.09	293	1.39	0.18	0.15	0.08	0.07	13

Total Probable	—	293	1.39	0.18	0.15	0.08	0.07	13

Total Proven + Probable	—	5,885	1.03	0.13	0.09	0.06	0.04	195

NEAR-SURFACE RESOURCES

Category/Source	Pd Cut-Off (g/t)	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd Contained (000’s oz.)

Measured
Low-Grade Stockpile (RGO)	0.95	7,679	0.97	0.12	0.08	0.06	0.03	239
Roby Zone Pit Expansion	1.00	10,476	1.60	0.21	0.12	0.07	0.05	539
Sheriff Zone	1.50	1,725	2.06	0.21	0.11	0.06	0.07	114
North VT Rim	1.00	437	2.03	0.12	0.03	0.03	0.01	28

Total Measured	—	20,317	1.41	0.17	0.10	0.07	0.04	921

Indicated
Roby Zone Pit Expansion	1.00	5,393	1.53	0.21	0.11	0.07	0.05	265
Sheriff Zone	1.50	35	1.74	0.20	0.14	0.07	0.09	2
North VT Rim	1.00	14	1.75	0.12	0.03	0.03	0.01	1

Total Indicated		5,442	1.53	0.21	0.11	0.07	0.05	268

Total Measured + Indicated	—	25,759	1.44	0.18	0.10	0.07	0.04	1,189

UNDERGROUND RESERVES - HANGINGWALL ZONES

Category/Source	Pd Cut-Off (g/t)	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd Contained (000’s oz.)

Proven
Offset Hangingwall Zone	2.60	4,499	4.06	0.28	0.28	0.11	0.08	587
Roby Hangingwall Zone	2.40	847	3.51	0.23	0.20	0.05	0.04	96

Total Proven	—	5,346	3.97	0.27	0.27	0.10	0.07	683

Probable
Offset Hangingwall Zone	2.60	3,564	3.82	0.27	0.27	0.10	0.09	438
Roby Hangingwall Zone	2.40	251	3.17	0.22	0.18	0.05	0.04	26

Total Probable		3,815	3.78	0.27	0.26	0.10	0.09	463

Total Proven + Probable	—	9,161	3.89	0.27	0.27	0.10	0.08	1,146

UNDERGROUND RESOURCES - HANGINGWALL ZONES

Category/Source	Pd Cut-Off (g/t)	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd Contained (000’s oz)

Measured
Offset Hangingwall Zone	2.50	2,418	4.34	0.31	0.28	0.11	0.08	337

Indicated
Offset Hangingwall Zone	2.50	3,234	4.19	0.30	0.29	0.12	0.10	436

Total Measured + Indicated	2.50	5,652	4.25	0.30	0.29	0.12	0.09	773

Inferred
Offset Hangingwall Zone	2.50	5,942	3.75	0.23	0.23	0.10	0.09

UNDERGROUND RESOURCES - FOOTWALL ZONES

Category/Source	Pd Cut-Off (g/t)	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd Contained (000’s oz)

Measured
Offset Footwall Zone	1.50	11,011	2.24	0.23	0.16	0.08	0.06	793
Roby Footwall Zone	1.50	4,159	2.43	0.21	0.18	0.06	0.05	325

Total Measured	1.50	15,170	2.29	0.22	0.17	0.07	0.06	1,118

Indicated
Offset Footwall Zone	1.50	8,810	2.12	0.22	0.16	0.08	0.07	600
Roby Footwall Zone	1.50	2,341	2.34	0.20	0.17	0.06	0.05	176

Total Indicated	1.50	11,151	2.17	0.22	0.16	0.08	0.07	777

Total Measured + Indicated	1.50	26,321	2.24	0.22	0.16	0.08	0.07	1,895

Inferred
Offset Footwall Zone	1.50	9,530	2.16	0.15	0.12	0.06	0.05
Roby Footwall Zone	1.50	248	2.43	0.18	0.08	0.03	0.02

Total Inferred	1.50	9,778	2.17	0.15	0.12	0.06	0.06

COMBINED RESERVES AND RESOURCES - ALL SOURCES

Category/Source	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd Contained (000’s oz)
Sub-Category
Total Proven + Probable	15,046	2.77	0.21	0.20	0.08	0.06	1,341

Total Measured + Indicated	57,732	2.08	0.21	0.15	0.08	0.06	3,857

Total Inferred	15,720	2.77	0.18	0.16	0.07	0.07

Notes:

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.	Mineral resources listed in Table 1 are exclusive of mineral reserves. Mineral reserves and mineral resources reflect depletion from mining activities to December 31st, 2013.

3.	Tonnages are rounded to nearest ‘000 tonnes. Pd, Pt and Au grades are rounded to nearest .01 g/t. Ni and Cu grades are rounded to nearest .01%. Rounded numbers were used to calculate contained Pd (oz.) and average resource and reserve tonnage and grades.

4.	All mineral reserve and mineral resource estimates were prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system.

5.	The mineral resource for the Offset hangingwall and footwall zones was estimated as of December 31, 2013 by Denis Decharte P.Eng, an employee of LDI and a “qualified person” under NI 43-101. The mineral resource calculation uses a minimum 2.5 g/t palladium resource block cut-off for the hangingwall zone and a minimum 1.5 g/t palladium resource block cut-off for the footwall zone. The mineral resource estimate is based on the combination of geological modeling, geostatistics and conventional block modelling (5m by 5 metre by 5 metre blocks). 1 metre composite intervals were used with a grade capping at 30 g/t for palladium and 3 g/t for gold. Grade capping was determined not to be necessary for others metals. The Offset Zone resource models used the ordinary kriging (“OK”) grade interpolation method within a 3DI block model with mineralized zones defined by wireframe solids. The mineral resource is exclusive of mineral reserve and mined-out material as of December 31, 2013.

6.	The mineral resource for the Roby footwall zone was estimated as of December 31, 2013 by Mr. Denis Decharte P.Eng, an employee of LDI and a “qualified person” under NI 43-101. The mineral resource calculation uses a minimum 1.5 g/t palladium resource block cut-off. The mineral resource estimate is based on the combination of geological modeling, geostatistics and conventional block modelling (5 metre by 5 metre by 5 metre blocks). Grade capping was determined not to be necessary, however influence of composite intervals with palladium grade higher than 50 g/t were limited in space. The Roby zone resource models used the OK grade interpolation method within a 3DI block model with mineralized zones defined by wireframe solids. The mineral resource is exclusive of mineral reserve and mined-out material as of December 31, 2013.

7.	Mineral resource estimates for the near-surface portion of the western part of the North VT Rim zone (west and East-deep zones) at the LDI mine property was prepared by Chris Roney, P.Geo., a “qualified person” under NI 43-101 and a private consultant to LDI. This resource estimate was based on a 1.0 g/t Pd cut-off grade. The North VT Rim zone mineral resources were estimated from drilling completed to April 15, 2013. The mineral resource uses a minimum 1.0 g/t Pd resource block cut-off. The mineral resource estimate is based on the combination of geological modeling, geostatistics and conventional block modeling (5 metre x 5 metre x 5 metre blocks). The North VT Rim resource models used the inverse distance squared (ID 2) grade interpolation method.

8.	Mineral resource estimates for the low-grade stockpile (“RGO”) were prepared by David N. Penna, P.Geo., an employee of LDI and a “qualified person” under NI 43-101.

9.	As with mineral resources, the estimate of mineral reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The mineral reserves were estimated from geological block models provided by Denis Decharte P.Eng. and from RGO stockpile resource information provided by David N. Penna, P. Geo., employees of LDI and “qualified persons” under NI 43-101. The geological block models reflect updates that are based upon diamond drilling completed after March 31, 2012 and before December 31st, 2013.

10.

The mineral reserves were estimated by William Richard McBride, P.Eng. of Tetra Tech and Wenchang Ni, P.Eng. of Tetra Tech; with input by David N. Penna, each a “qualified person” under NI 43-101 on allocation of indirect mining costs and John Cooney, P. Eng., an employee of LDI and a “qualified person” under NI 43-101 on the use of the Lac Des Isle Mine 2014 budget for unit cost determinations; and with additional input by Cam McKinnon, P.Eng. of Tetra

Tech on recoveries; and Philip Bridson, P.Eng. of Tetra Tech on metal prices and exchange rate, independent “qualified persons” under NI 43-101.

11.	Mineral reserves were estimated to the 1065 Mine Level (4,435 metre elevation), a maximum depth of 1,072.5 metres.

12.	The following metal price assumptions were used for mineral reserve estimation: US$700/oz. palladium, US$1,453/oz. platinum, US$1,320/oz. gold, US$6.47/lb nickel, and US$3.26/lb copper. A CDN$/US$ exchange rate of CDN$1.00 = US$0.95 was also applied.

13.	An average production rate of 5,272 t/d was used to determine the reserves. The following recoveries were used in the assumptions to determine the reserves: 86.3% palladium, 80.3% platinum, 80.4% gold, 38.8% nickel, and 88.7% copper. The effective date of NAP’s LDI Mine resource models for the Offset Zone and for the Roby Zone, as prepared by LDI’s Denis Decharte, is December 31, 2013 and as a result of “mining depletion” the user of this reserve information should ensure that this is based upon the most recent resource estimate for the property.

14.	It should also be noted that the mineral reserve estimate for the Offset Zone as provided in 2013 as part of the technical report labeled “Technical Report Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study Offset Zone Phase I, effective January 31, 2013” reflected a different mining method with a different set of economic circumstances that thereby lead to that January 2013 reserve estimate in that prior report to be non-applicable to the unconsolidated fill mining method demonstrated as being viable by this prefeasibility study work. It should be further noted that “mining depletion” during 2013 is not accounted for in the mineral reserves, as in place underground mining developments were removed from the resource model prepared by NAP’s Denis Decharte P.Eng., and thereby from the reserve numbers; and a 0% mining recovery was applied to known mined-out stopes. The projected top down, long-hole with unconsolidated fill mining method, its potential production profile and the plans referred to in this prefeasibility study are preliminary in nature and additional technical studies will need to be completed in order to prove out their viability. There is no certainty that this mining method will be realized or that the production capabilities as represented will be realized. A mine production decision that is made without a feasibility study carries additional potential risks which include but are not limited to the lack of details pertaining to geotechnical and ventilation field study inputs for mine design, ore handling upgrades and their impact on mining schedules, metallurgical flow sheets and process plant designs that in themselves may require additional economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

15.	Numbers may not add due to rounding.

Mining Operations

Mining Method

Mining has commenced in the Offset Zone between the 825 mL and the 765 mL and the area from the 735 mL to the 600 mL is mostly mined out with one large stope and a couple of high grade pillars remaining. The 765 mL to 735 mL area is a sill pillar that was to be mined out after extraction and filling of the 825 mL to 765 mL block.

The ramp development below the 825 mL was stopped at the end of 2013. Stope production from the yet to be developed 915 mL in the Offset Zone is scheduled to commence in May 2015. Achievement of this production start-up date requires an advancement of the planned date for re-starting the ramp and level development. With the ensuing 990 mL stope production expected to start in the second quarter of 2016 and the 1065 mL stope production expected to start at the end of fourth quarter of 2016, the ramp and level development rates cannot be allowed to return to the current below normal expectations.

The chosen mining method is longhole stoping with unconsolidated rock fill. This method takes into consideration a growing orebody, the future mining of potential expansion targets, and updated information pertaining to geotechnical effects on the Offset Zone’s rock mass. Substantial crown pillars have been removed from the mining plan by employing a top down mining sequence. The rib pillars between the stopes on each of the levels provides for the needed flexibility to achieve a nominal 5,500 t/d run of mine (“RoM”) production rate.

The stope plans and sequencing, along with the development plans, have been applied keeping in mind the future growth potential of the remaining resource. The concept of leveraging the development of additional reserves through extension of the existing mine development to readily access this anticipated growth area, as well as to provide the exploration platform required to discover new material that would add to the global resource is generally credible, but requires further study to be certain.

To conserve energy, the LDI Mine is currently running on an intermittent operating schedule, resulting from an irregular ore supply to the mill. The mine currently runs 14 day campaigns at 12,800 t/d followed by 14 days off. A limited number of contract miners operate on a 21-day campaign followed by 14 days off. The mill design capacity is 15,000 t/d.

A grinding study was completed by SGS Lakefield Research Ltd. in 2008 to evaluate different grinding circuit scenarios based on the equipment currently available on site. The evaluations were made using JKSimMet simulations. These scenarios however were based on a primary grind size that was too large to achieve an optimum palladium flotation recovery. They were also based on mill throughputs which are lower than what is currently fed to the mill.

A subsequent metallurgical investigation of samples from the Roby and Offset zones by Xstrata Process Support (“XPS”) in 2010 determined that a grind size of 80% passing 38 µm would achieve the optimum palladium flotation recovery. A semi-autogenous/ball mill/crushing grinding circuit arrangement with a Vertimill™ for tertiary grinding is used to approach this optimum grind size. The investigation by XPS also determined that the Roby and Offset zones behaved similarly with the optimum flotation parameters.

In 2012, an additional test program was undertaken by NAP’s staff at the LDI site to evaluate the feasibility of introducing flash flotation to the tertiary grinding circuit. The testing showed that very promising recoveries could be obtained with flash flotation on the Vertimill hydrocyclones underflows.

Production Forecast

The LDI Mine is currently operating with over 1.3 Mt of ore budgeted to come from the Offset Zone above the 825 mL, over 0.1 Mt of ore budgeted from Roby Zone’s Block 6 and over 1.0 Mt budgeted from the RGO stockpile, providing an overall mill feed of 2.4 Mt in 2014. Production from the new shaft commenced in 2013, however, considerable tonnage still comes via truck haulage up the main ramp due to restrictions in the new ore handling system. These restrictions became apparent upon commissioning of the shaft. Capital funds have been placed in the 2014 budget and into the mine’s long range plan for 2015 to allow for upgrades to the newly installed ore handling system.

The 2014 budgeted production profile was based upon removal of all bottlenecks by the 4th quarter of 2014. The budgeted approximately 3,100 t/d in the 1st quarter of 2014 is shown to increase to approximately 5,272 t/d in the 4th quarter of 2014. The shaft has been sunk to the 825 Level and the shaft capacity itself has been found to not be an issue when hoisting from its 740 mL Loading Pocket.

A summary of the mine production forecast by mining zone is shown in Table 2. Full annual production (2,640,100 t/a) is expected to be achieved at the start of 2015.

TABLE 2: Yearly Build-up to Full Production

	Year
	2014	2015	2016	2017	2018	2019	Total
Days	365	365	365	365	365	306	2131
RGO	893,465	632,603	627,600	632,511	945,526	1,144,352	4,876,056
Open Pit	0	0	0	0	89,809	919,613	1,009,422
Roby Zone 6 Block	115,933	0	0	0	0	0	115,933
Roby Zone Sill Pillars & Lower	45,688	182,500	183,000	182,500	150,639	0	744,327
Offset Zone (600 mL to 1065 mL)	1,197,714	1,642,497	1,647,000	1,642,589	1,271,626	0	7,401,427
Direct Cost Reserves	38,149	182,500	183,028	182,500	312,926	0	899,103

Total Mine Production	2,290,949	2,640,100	2,640,628	2,640,100	2,770,526	2,063,965	15,046,267

Full Production (%)	87	100	100	100	105	78	—
Palladium (g/t)	2.857	3.190	3.196	3.190	2.728	1.132	2.773
Platinum (g/t)	0.218	0.237	0.237	0.237	0.214	0.142	0.217
Gold (g/t)	0.200	0.224	0.225	0.224	0.193	0.105	0.199
Copper (%)	0.059	0.067	0.067	0.067	0.059	0.044	0.061
Nickel (%)	0.085	0.090	0.091	0.090	0.083	0.066	0.085

In 2014, development ore comes from the lower area of the Roby Zone with development of the 650 mL and the 685 mL for mining in 2015. Once 650 mL finishes mining, continuation of mining in the Roby Zone throughout the LOM plan is generally from partial recovery of the sill pillars.

Critical to achieving the production forecast for 2015 and beyond is an acceleration of the all mine development program with insertion of added LDI crews to increase the daily performance as outlined in Table 2 above.

Mine Life

The life of the LDI Mine is approximately six years. Final recovery of the historical open pit is included in the LOM plan upon conclusion of all underground activities. Infrastructure associated with underground mining will be removed at that time and benches that provided the locations for that infrastructure will be freed up for an open pit ore recovery program at the end of the mine life.

In addition to the normal underground and open pit activities accounted for by the LOM plan, there is a RGO stockpile that accumulated during the historical open pit mining at the LDI Mine. This RGO stockpile is a lower grade material placed aside during periods of lower metal prices and upon assessment of the cost to move this stockpiled material into the mill and process the material has been added to the LOM plan as a supplemental feed.

Payback Period of Capital and Taxes

Post-tax cash flow determined as net revenue less operating, capital and tax expense is $195 million (excluding working capital). The project repays itself within the first year; therefore the payback period is 0 years. No taxes are payable during the LOM of the LDI Mine.

Smelting Contracts

During the second quarter of 2012, NAP entered into an agreement with Vale for the smelting of LDI Mine concentrate. The agreement with Vale includes an advance payment option to NAP (less processing charges). Accountabilities for payable metals are within industry norms. The agreement expires June 30, 2015.

During the second quarter of 2012, NAP entered into an agreement with Aurubis AG (“Aurubis”) for the smelting of LDI Mine concentrate. The agreement includes an advanced payment option to NAP (less treatment and refining charges). The agreement expires March 31, 2014.

Environmental

Annual monitoring for physical and chemical stability of water surrounding the LDI property is ongoing and will be continued years after the mine has closed.

Every three years there is an extensive biological monitoring study that covers an area of 300 km2 around the mine site. This includes the monitoring of fisheries, plants, soils, water, and benthic invertebrates, as well as algae quality and assessment. No negative trends have been associated with the LDI property on the surrounding ecosystem.

The Company complies in all material respects with current legislation, and it has all necessary approvals and licenses for the operation of the mine and for all planned expansion projects.

The mine sits in an area of interest to five Aboriginal groups which have asserted treaty rights and/or traditional usage, in accordance with federal government criteria. The mine regularly interacts with these groups in a number of ways to ensure that any concerns, issues, or questions are addressed.

Development

The LDI property expansion plans currently consist of the following:

•	Continue TMF expansion to meet future requirements.

•	Develop the LDI Mine to 900 Level.

Other Mineral Properties in Ontario

In addition to the wholly-owned 8,649 hectares (21,371 acres) Lac des Iles property, the Company holds the rights to several PGE and gold properties in Ontario. The Company also maintains 50% ownership in a joint venture with Vale for the Shebandowan nickel-copper-PGE property, including the past-producing Shebandowan nickel sulfide mine. The complete Ontario land package, including the LDI Mine, PGE greenfields properties, gold properties and the Shebandowan joint venture property totals 43,365 hectares (107,157 acres).

Figure 4: Ontario mineral properties location map

Greenfields PGE Properties

NAP’s current northwestern Ontario PGE greenfields property portfolio, including exploration-stage properties such as the North and the South Lac des Iles Intrusive Complex which form part of the LDI property, comprises 29,016 hectares of land (71,701 acres) within 166 claims and three mining leases. The PGE greenfields properties comprise several mafic-ultramafic intrusive bodies, all of which are believed to be related to a single, major Late Archean mafic-ultramafic magmatic event (Lac des Iles magmatic suite) that was responsible for the formation of the MBI and its attendant PGE deposits. The portfolio includes the North and South LDI intrusions that are part of the LDI mafic-ultramafic intrusive complex and remain underexplored despite falling within the Company’s LDI Mine property.

The Company intends to leverage its advanced understanding of PGE mineralizing processes at LDI to explore other similar mafic-ultramafic complexes. NAP now controls the mineral rights for a majority of the known LDI suite of intrusions that, despite intermittent historic work, have never been systematically explored. All of these PGE greenfields properties are located within 30 kilometres of the LDI Mine and mill complex. As part of its development strategy, the Company intends to stake or acquire additional mining claims and properties in the LDI region, where such transactions are economically and strategically justified.

In October 2012, the Company began a several thousand metre fall/winter drill program targeting several of the PGE greenfields properties. As part of the drilling program, the Company completed 11 diamond drill holes for a total of approximately 4,940 metres of surface exploration drilling on its PGE greenfields properties in 2013. The drilling program was completed in early March, 2013.

Selected PGE greenfields properties are discussed below.

North Lac des Iles Intrusive Complex (part of the Lac des Iles property)

The North Lac des Iles property encompasses a discrete ultramafic-dominant intrusive complex that is believed to be related to the same magmatic event that produced the adjacent MBI to the south. The North Lac des Iles property consists of one mining lease and 39 claims covering an area of 3,236 hectares (7,996 acres). Despite hosting widespread, encouraging PGE values from surface sampling programs, the North LDI complex has not had any systematic drilling. In 2013, the Company completed one hole totaling approximately 708 metres of diamond drilling on this part of the LDI property.

South Lac des Iles Intrusive Complex (part of the Lac des Iles property)

The South Lac des Iles property incorporates two discrete mafic intrusions (Camp Lake intrusion and South LDI intrusion) that are generally contiguous with the MBI. Both the South LDI and Camp Lake intrusions are believed to represent the products of separate magma pulses that formed during the emplacement of the LDI intrusive complex. Numerous anomalous PGE values are reported from the South Lac des Iles property and most of these occur within the South LDI intrusion, which is directly along strike and south of the Offset Zone deposit on the MBI. The property includes 15 claims and two mining leases covering an area of 4,441 hectares (10,974 acres). No work was done by the Company on the property in 2013.

Legris Lake Property

The Company has an option to acquire 100% of the Legris Lake PGM property (located adjacent to the south east portion of Lac des Iles) in exchange for cash payments and a 2.5% NSR royalty on future production from the property and a 1.5% NSR royalty on future production from certain mineral claims adjacent to the property. NAP has the right to purchase 1% of the NSR royalty on future production from the property and 1% of the NSR royalty on future production from certain mineral claims adjacent to the property upon payment of $1,000,000. The property is at a preliminary exploration stage, however its PGM potential and close proximity to the LDI mill presents an exciting exploration target. No work was done by the Company on the property in 2013.

Buck Lake Property

The Buck Lake property lies on the western end of a linear magnetic feature related to the Buck Lake intrusion, comprising both gabbroic and ultramafic rocks. The Buck Lake property consists of two claims covering 439 hectares (1084 acres). The property was staked by the Company in 2012. In 2013, the Company completed one hole totalling approximately 545 metres of diamond drilling on the property.

Bullseye Property

The Bullseye property covers a discrete, positive magnetic anomaly that was recently identified by the Company as a possible unrecognized LDI suite intrusion. The Bullseye property consists of one claim covering 255 hectares (630 acres). In 2013, the Company completed one hole totalling approximately 374 metres of diamond drilling on the property.

Chisamore Property

The Chisamore property covers a positive magnetic anomaly that may connect to the magnetic high associated with the Tib Lake intrusion located to the south. The Chisamore property consists of eight claims covering 1,642 hectares (4,058 acres). In 2013, the Company completed two holes totalling approximately 1,012 metres of diamond drilling on the property.

Demars Lake Property

The Demars Lake property covers a portion of a mafic-ultramafic intrusion that has seen limited, prior exploration. Since 1975, the Demars Lake mafic-ultramafic intrusion has been the target of several early-stage exploration programs. It seems to consist primarily of feldspathic websterite and peridotite however rock types around the mineralized showing are quite varied, including gabbro, norite, and varitextured gabbro/norite. The property consists of three claims covering 660 hectares (1,630 acres) and was staked by the Company in 2012. In 2013, the Company completed two holes totalling approximately 682 metres of diamond drilling on the property.

Dog River Property

The Dog River property covers an approximately five kilometres wide layered mafic-ultramafic intrusion located 20 kilometres to the west of the LDI Mine. The property was staked by the Company in 2012 and includes 17 claims covering 3,218 hectares (7,952 acres). No work was done by the Company on the property in 2013.

Taman Lake Property

The Taman Lake property was staked in July, 2012. The property comprises six claims covering 1,176 hectares (2,905 acres). The property covers a series of irregularly-shaped mafic-ultramafic intrusions. In 2013, the Company completed one hole totalling approximately 476 metres of diamond drilling on the property.

Tib Lake Property

The Tib Lake property covers most of the known extent of the eight kilometres diameter Tib Lake mafic-ultramafic intrusion. On May 8, 2012, the Company entered into an option and purchase agreement with Houston Lake Mining Inc. whereby the Company obtained an exclusive right and option to purchase a 100% interest in 20 claims located northwest of the LDI Mine, known as the Tib Lake property. The property is subject to a 2.5% NSR royalty in favour of a third party on a portion of the claims and a 2.5% NSR royalty in favour of Houston Lake Mining on the remaining claims. The property includes an additional 19 claims staked by the Company in 2012 and four claims purchased from Platinex Inc. in September 2012. The complete Tib Lake property totals 7,389 hectares (18,259 acres). No work was done by the Company on the property in 2013.

Wakinoo Lake Property

The Wakinoo Lake property is adjacent to the Demars Lake property and comprises nine claims (six staked by the Company and three under option) covering 1,759 hectares (4,347 acres). The 3.5 km2 Wakinoo Lake mafic intrusion has been the target of exploration programs since 1972. Historic PGE exploration efforts have focused on gabbroic rocks southwest of Wakinoo Lake, near the original 1976 PGE (Texas Gulf) showing. In 2013, the Company completed three holes totalling approximately 1,143 metres of diamond drilling on the property.

Varris Property

The Varris lake property was staked in 2013 by the Company and comprises three claims covering 545 hectares (1,347 acres). The property covers a portion of the Vande Zone within the Towle Lake Intrusive Complex, known to host several PGE occurrences. No work was done by the Company on the property in 2013.

Greenfields Gold Properties

Salmi Property

The Salmi property is located in the Central Wabigoon subprovince of the Archean Superior Structural Province, in the Lac des Iles greenstone belt. The geology of the Salmi property is mainly comprised of NE-SW trending mafic and felsic metavolcanics, with small patches of mafic and felsic intrusive rocks, and somewhat irregular zones of chemical sediments and iron formation. These are then intruded by the Nipigon Sills diabase. The southern portion of the property contains a number of sheared quartz veins trending approximately NE-SW and NW-SE.

On August 1, 2011, the Company entered into an option and purchase agreement whereby the Company obtained the exclusive right to conduct exploration and development activities as well as an exclusive right and option to acquire a 100% undivided interest in all or part of the Salmi property, located near the LDI property. The option and purchase agreement is subject to a 2% NSR royalty on future production from the property with the Company having the right to buy back 1% of the NSR royalty. The property is comprised of 13 claims totalling 2,135 hectares (5,276 acres). No work was done by the Company on the property in 2013.

Shabaqua Property

The Shabaqua Gold property is an amalgamation of three optioned properties and additional claims staked by the Company. In 2010 and 2011, the Company entered into option agreements for the Moose Calf (13 claims), K. Kukkee (six claims), P. Kukkee (one claim) and Sand Lake (three claims) gold properties located west of Thunder Bay near McGraw Falls. The options on the two Kukkee properties (K. Kukkee and P. Kukkee) were exercised in 2012 and the seven claims transferred to LDI on March 15, 2012. The Sand Lake property was returned to the optionor in early 2014 and no longer forms part of the Shabaqua Property. The Shabaqua Property is currently comprised of 31 claims totaling 3,246 hectares (8,020 acres). No work was done by the Company on the property in 2013.

Shebandowan Property and Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the Shebandowan property (comprised of the former producing Shebandowan mine and the surrounding Haines and Conacher properties) pursuant to an option and joint venture agreement with Vale. The property is located approximately 90 kilometres west of Thunder Bay, Ontario and approximately 100 kilometres southwest of the LDI property. Vale retains a back in right to become operator of the joint venture and increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the property results in a mineral reserve and mineral resource estimate equal to 200 million pounds of nickel and other metals. Vale must incur expenditures equalling 200% of NAP’s total expenditures incurred as of the time of the delivery of notice from Vale to become operator.

The Shebandowan West project lies within the north-western portion of the Shebandowan property, and encompasses three mineralized zones, all of which are located at shallow depths. The Shebandowan West project is located along the western strike extension of the former Shebandowan mine, and exhibits many similar geological features and controls to those found at the mine-site. The Shebandowan West project’s nickel copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody. No work was done by the Company on the property in 2013.

ENVIRONMENT

The Company’s mining, exploration, and development activities are subject to various levels of federal, provincial, and municipal laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions in which the Company operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities.

The Company’s operating facilities have environmental monitoring processes and procedures in place to identify and eliminate or mitigate environmental risks. These processes are designed to identify risks early on and allow the Company to respond to risks as they arise. Monitoring processes include Environmental Effects Monitoring studies, toxic substance reduction plans, green house gas emissions monitoring and reporting, National Pollutant Release Inventory monitoring and reporting, baseline monitoring and other regulatory compliance monitoring in order to protect water quality and reduce the potential for contamination of surface or groundwater. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the Company uses dust suppression techniques.

The Company also has a practice of participating in third party and internal environmental compliance audits of its business activities on a regular and scheduled basis, in order to evaluate its operations. An External Environmental Compliance Assessment Audit was performed on the LDI Mine by AECOM in 2010 and in 2012 and 2013 the Ministry of Environment performed numerous audits on site. The audits assess compliance with applicable laws and regulations, permit and license requirements, company policies and management standards including guidelines and procedures and identify areas where improvements are needed so that any issues can be addressed proactively. In most cases emissions are significantly below regulatory limits.

As part of the Company’s goal to minimize the impact on the environment from its projects and operations, the Company has developed comprehensive closure and reclamation plans during the initial project planning and design. The Company periodically reviews and updates closure plans and believes that it will meet current regulatory requirements. The Company’s rehabilitation and remediation plans include re-vegetation and dust suppression measures. The Company’s rehabilitation program on its recently deactivated tailings management areas at the LDI Mine include several trial based treatments in an effort to successfully re-vegetate and mitigate dusting events on these areas through continual experimentation and monitoring. The Company will continue to implement innovative rehabilitation treatments on its tailings management areas through research and monitoring initiatives including the Scientific Research & Experimental Design tax credit program. These efforts have received international peer recognition and are consistent with the Company’s corporate direction to meet and surpass environmental standards.

During 2013, the mine closure obligation for the LDI Mine was revised to reflect the Company’s most current closure cost estimates, expected mine life and market rate assumptions. The LDI Mine closure plan provides for approximately $13.6 million of closure and restoration costs. This obligation of the Company is secured by a letter of credit in the amount of approximately $14.1 million.

The Company has developed environmental policies, which are communicated to employees through monthly safety training. A committee of the Board reviews the Company’s environmental policies and programs periodically and oversees the Company’s environmental performance.

DIVIDENDS

The Company has not paid any dividends to date on the Common Shares. The Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Board from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Board may consider relevant.

CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 28, 2014, there were 273,992,149 Common Shares issued and outstanding. The Common Shares issued and outstanding as of March 28, 2014 exclude 3,183,421 Common Shares reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average exercise price of $1.91 per Common Share. The Common Shares issued and outstanding as of

March 28, 2014 also excludes shares issuable on conversion of convertible debt and exercise of warrants.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the Board and the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Company cannot ask them to pay additional funds.

The Company’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the Board. Any amendment of the by-laws by action of the Board must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the Board to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

The foregoing description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s constating documents, as amended.

2011 Senior Secured Notes and Palladium Warrants

On October 4, 2011 and November 1, 2011, the Company issued an aggregate of 72,000 Notes in the aggregate amount of $72,000,000. The Notes bore interest at a rate of 9.25% per year, payable semi annually commencing on March 31, 2012, with a maturity date of October 4, 2014, and were subject to a Company option to extend for an additional year.

In conjunction with the issuance of the Notes, the Company issued 72,000 palladium warrants. The palladium warrants entitle the holders thereof to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce at any time prior to their expiration on October 4, 2014.

All of the Notes were redeemed by the Company in June 2013 in connection with the Brookfield Debt. As at March 28, 2014, 12,000 palladium warrants were outstanding.

2012 Convertible Debentures

On July 31, 2012, the Company issued convertible debentures in the aggregate principal amount of $43,000,000 (the “2012 Debentures”). The 2012 Debentures were issued under a trust indenture dated July 31, 2012 between the Company and Computershare Trust Company of Canada

(“Computershare”), as trustee. The aggregate principal amount of the 2012 Debentures authorized for issue immediately was limited to the aggregate principal amount of $43,000,000. However, the Company may, from time to time, without the consent of holders of 2012 Debentures, issue additional debentures of the same series or of a different series under the trust indenture.

The 2012 Debentures have a maturity date of September 30, 2017 and bear interest from the date of issue at 6.15% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The first interest payment included interest accrued from the date of issuance of the debentures to, but excluding, September 30, 2012.

Holders may convert their 2012 Debentures into Common Shares at any time prior to the close of business on the earlier of (i) the business day immediately preceding September 30, 2017, (ii) the business day immediately preceding the date specified by the Corporation for redemption of the 2012 Debentures, and (iii) if being repurchased on a change of control, on the business day immediately preceding the payment date, at a conversion price of $2.90 per Common Share, being a conversion rate of approximately 344.8276 Common Shares per $1,000 principal amount of 2012 Debentures, subject to adjustment in certain events as described in the trust indenture.

The 2012 Debentures will, except in the event of certain circumstances, not be redeemable before October 4, 2015. On and after October 4, 2015, and prior to September 30, 2017, the 2012 Debentures may be redeemed in whole or in part at any time from time to time, at the option of the Company on not more than 60 days and not less than 40 days prior notice at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, provided that the market price on the date on which the notice of redemption is given is not less than 125% of the conversion price.

The foregoing description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s trust indenture dated July 31, 2012 between the Company and Computershare, as trustee.

2014 Convertible Debentures and Warrants

On January 31, 2014 and February 10, 2014, the Company issued an aggregate of $32 million gross principal amount of convertible unsecured subordinated debentures (the “2014 Debentures”) of the Company at a price of $1,000 per 2014 Debenture including warrants to purchase approximately 16.8 million Common Shares. The conversion price of the 2014 Debentures is $0.635 per share and the exercise price of the warrants is $0.762 per share, subject to adjustment. The 2014 Debentures mature on January 31, 2019 and bear interest at an annual rate of 7.5% payable on January 31 and July 31 of each year. The warrants were subject to disinterested shareholder approval and were approved at a special meeting of shareholders held on March 28, 2014. The warrants will expire on March 28, 2017.

As of March 28, 2014, $31,699,000 gross principal amount of 2014 Debentures have been converted into 76,407,815 Common Shares.

The foregoing description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s convertible debenture indenture dated as of January 31, 2014 between the Company and Computershare and the first supplemental indenture dated January 31, 2014 between the Company and Computershare.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the NYSE MKT, LLC (“NYSE MKT”) under the trading symbol “PAL” and on the TSX under the trading symbol “PDL”. The following table sets out the reported high and low closing prices and trading volumes of the Common Shares on the NYSE MKT and the TSX for the periods indicated.

	NYSE MKT			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2014
March (1 - 28)	0.59	0.41	180,504,657	0.66	0.46	22,808,072
February	0.41	0.31	117,314,207	0.45	0.34	30,957,789
January	0.90	0.42	103,441,248	0.96	0.45	22,795,134

2013
December	0.79	0.38	72,737,415	0.76	0.40	5,393,972
November	0.85	0.47	48,237,880	0.88	0.50	5,435,370
October	0.98	0.88	17,872,153	1.03	0.92	1,928,235
September	1.02	0.95	18,883,950	1.08	0.99	1,348,549
August	1.22	1.01	31,977,486	1.28	1.06	2,754,960
July	1.23	1.02	29,789,025	1.28	1.07	2,014,990
June	1.15	0.91	29,787,181	1.20	0.97	6,154,725
May	1.36	1.01	52,214,352	1.38	1.01	6,895,190
April	1.72	1.37	49,709,216	1.69	1.37	7,379,505
March	1.58	1.33	28,495,185	1.60	1.36	3,317,474
February	1.94	1.36	54,224,779	1.95	1.40	9,310,406
January	1.77	1.50	58,969,883	1.77	1.48	8,453,299

The Company’s outstanding 2012 Debentures are listed for trading on the TSX under the trading symbol “PDL.DB”. The 2012 Debentures commenced trading on the TSX on July 31, 2012. The following table sets out the reported high and low closing prices and trading volume of the debentures on the TSX for the periods indicated.

	TSX
	High	Low	Volume
	(Cdn$)	(Cdn$)
2014
March (1 - 28)	64.25	49.00	8,170
February	55.00	45.26	11,310
January	64.00	41.00	14,860
2013
December	46.90	38.00	16,380
November	68.00	39.00	12,640
October	70.99	68.00	11,070
September	69.00	68.00	4,370
August	69.10	62.56	6,640
July	66.90	59.00	13,940
June	71.49	63.50	120,270
May	84.00	63.00	34,910
April	91.00	83.00	16,890
March	90.00	84.51	6,830
February	95.50	88.00	49,910
January	96.10	78.00	14,280

The Company’s outstanding 2014 Debentures are listed for trading on the TSX under the trading symbol “PDL.DB.A”. The 2014 Debentures commenced trading on the TSX on January 31, 2014. The following table sets out the reported high and low closing prices and trading volume of the debentures on the TSX for the periods indicated.

	TSX
	High	Low	Volume
	(Cdn$)	(Cdn$)
2014
March (1 - 28)	130.02	98.00	40
February	99.00	92.00	71,860
January	94.00	94.00	1,020

PRIOR SALES

In conjunction with the issuance of the 2011 Senior Secured Notes, the Company issued 72,000 palladium warrants. As at March 28, 2014, 12,000 palladium warrants were outstanding. The palladium warrants entitle the holders thereof to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce at any time prior to their expiration on October 4, 2014.

In conjunction with the issuance of the 2014 Debentures, the Company issued warrants to purchase approximately 16.8 million Common Shares. The exercise price of the warrants is $0.762 per share, subject to adjustment. The warrants will expire on March 28, 2017.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the directors and executive officers of the Company as of the date hereof. Each director’s current term as director will end on June 23, 2014, or when he or she resigns or ceases to be a director by operation of law.

Name and Municipality of Residence	Position(s) Held	Principal Occupation
Steven R. Berlin(1)(2) Tulsa, Oklahoma, USA	Director	Retired Financial Executive
C. David A. Comba(1)(3) Burlington, Ontario, Canada	Director	Retired Mining Executive
André J. Douchane (3) Toronto, Ontario, Canada	Director	President and Chief Executive Officer, Mahdia Gold Corporation
Robert J. Quinn Houston, Texas, USA	Chairman and Director	Partner, Quinn & Brooks LLP
Gregory J. Van Staveren(1)(2) Toronto, Ontario, Canada	Director	President, Strategic Financial Services
William J. Weymark(2)(3) West Vancouver, B.C., Canada	Director	President, Weymark Engineering Ltd.

Phil du Toit(4) Toronto, Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer, North American Palladium Ltd.
James E. Gallagher(5) Sudbury, Ontario, Canada	Chief Operating Officer	Chief Operating Officer, North American Palladium Ltd.
Dave Langille(6) Richmond Hill, Ontario, Canada	Chief Financial Officer	Chief Financial Officer, North American Palladium Ltd.
Tess Lofsky Toronto, Ontario, Canada	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary, North American Palladium Ltd.
David Peck Brandon, Manitoba, Canada	Head of Exploration	Head of Exploration, North American Palladium Ltd.

(1)	Member of the Audit Committee.
(2)	Member of the Governance, Nominating and Compensation Committee.
(3)	Member of the Technical, Environment, Health and Safety Committee.
(4)	Mr. du Toit joined the Company as President and Chief Executive Officer, effective March 25, 2013.
(5)	Mr. Gallagher joined the Company as Chief Operating Officer, effective October 1, 2013.
(6)	Mr. Langille joined the Company as Chief Financial Officer, effective January 22, 2013.

Steven R. Berlin: Mr. Berlin was appointed to the Board in February 2001, and is also a director of Orchids Paper Products Company, an NYSE MKT listed company. At the end of 2005, Mr. Berlin retired from his position as Vice-President of Kaiser-Francis Oil Company (“KFOC”) where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business and acting Director of the School of Accounting. Before joining the University of Tulsa, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, where he retired as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin has a Bachelor’s degree from Duquesne University, a Master of Business Administration from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University.

C. David A. Comba: Mr. Comba, who has over four decades of experience as an exploration advocate and senior mining executive, was appointed to the Board in March 2006. As Chief Exploration Geologist of Falconbridge Ltd. in Sudbury, Ontario, he led the team that discovered the high-grade footwall deposit that allowed the Thayer Lindsley mine to go into production. Prior to its takeover by Kinross Gold Corporation, Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation. Following the takeover, he became President and Chief Executive Officer of Pentland Firth Venture Ltd. (“Pentland”), a Kinross-controlled junior gold exploration company listed on the TSX. Pentland’s work added the first couple of million ounce resource to the Hammond Reef property Atikokan, Ontario. Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada from 1998 to 2005, during which time he led the successful lobby effort for the re-introduction of enhanced or “super” flow-through shares. Mr. Comba has Bachelor’s and Masters’ degrees in geology from Queen’s University in Kingston, Ontario.

André J. Douchane: Mr. Douchane is a seasoned mining executive with over 40 years of experience in the mining industry with a solid track record of successfully bringing development projects into production. He was appointed to the Board in April 2003, and served as the President and Chief Executive Officer until January 2006 and as the Interim Chief Executive Officer of the Company from September 13, 2012 until March 25, 2013. Mr. Douchane is currently the President and Chief Executive Officer of Mahdia Gold Corporation. He previously held senior positions with several precious and base metal international mining companies including President and Chief Executive Officer of THEMAC Resources Group Limited, President and Chief Executive Officer of Starfield Resources Inc., President and Chief Operating Officer of Chief Consolidated Mining Co., and Vice President, Operations of Franco and Euro-Nevada (Newmont Mining Corporation). Mr. Douchane holds a Bachelor’s degree in Mining Engineering from the New Mexico Institute of Mining and Technology and is a graduate of the Executive Business Program at the Kellogg School of Business.

Robert J. Quinn: A founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, Mr. Quinn has over 30 years of legal and management experience, including as Vice President and General Counsel for Battle Mountain Gold Company. Appointed to the Board in June 2006, he has extensive experience in merger and acquisition transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Business Administration from the University of Denver, a juris doctorate degree from the University of Denver College of Law and has completed two years of graduate work in mineral economics at the Colorado School of Mines.

Gregory J. Van Staveren: Since September 2001, Mr. Van Staveren has been the President of Strategic Financial Services, a private company providing business advisory services. During this period he has sat on the board of a number of publicly traded corporations and was appointed to the Board in February 2003. Mr. Van Staveren is a Chartered Professional Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc. (MRE-TSX), and prior to that he was partner in the mining group of KPMG, which he joined in 1980, and where he provided accounting, and advisory services to his clients.

William J. Weymark: Appointed to the Board in January 2007, Mr. Weymark is President of Weymark Engineering Ltd., a Company providing consulting services to businesses in the private equity, construction and resource sector. He is also a director of the VGH & UBC Hospital Foundation Board, and several private companies. Mr. Weymark is also a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Until June 2007, Mr. Weymark was President and Chief Executive Officer of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia. Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines. Mr. Weymark is a Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors’, Directors Education Program.

Phil du Toit: Mr. du Toit is an accomplished mining executive with a proven track record for executing on his management mandates throughout his career. Mr. du Toit joined the Company as Chief Executive Officer in March 2013. Mr. du Toit brings significant project management expertise to the Chief Executive Officer role, developed during his 37 years of global experience in the mining industry which includes senior roles for some of the world’s leading mining companies, and the successful development of multiple large capital projects. Recently, Mr. du Toit served as Executive Vice President and Head of Mining Projects and Exploration for ArcelorMittal, the world’s leading integrated steel and mining company, where he was responsible for mining strategy, exploration, project and business development. His experience also includes serving as Interim Chief Executive Officer of Baffinland Iron Mines Corp., as well as having held various senior management positions for Vale, Diavik Diamond

Mines (a subsidiary of Rio Tinto plc), Voest Alpine Inc., and Gencor Ltd. Mr. du Toit holds a Bachelor of Science degree in Civil Engineering from the University of Pretoria in South Africa.

James E. Gallagher: Mr. Gallagher is a seasoned mining executive with over 30 years of experience in a series of roles spanning operations, projects, engineering, technology and consulting and joined the Company as Chief Operating Officer in October 2013. Prior to joining the Company, Mr. Gallagher served as Global Director of Mining at Hatch Ltd. for seven years, where he led the firm’s global mining group involved in transitioning projects to normal operations. Prior to Hatch Ltd., the foundational part of Mr. Gallagher’s experience came from his 24-year career at Falconbridge Ltd. in a variety of operations and project management roles, most of which were based in Northern Ontario. Mr. Gallagher also has a track record for identifying improvement opportunities and building out technical capabilities. Mr. Gallagher holds a Bachelor of Mining Engineering degree from Laurentian University in Canada.

David Langille: Mr. Langille is a seasoned finance executive with over 26 years of international public company experience and joined the Company as Chief Financial Officer in January 2013. He brings a wealth of international financial expertise to NAP, notably a solid track record of optimizing operations to improve operating margins, along with merger and acquisition experience, and raising capital through a broad range of capital market products. Most recently, Mr. Langille served as the Chief Financial Officer and Vice President, Finance of Breakwater Resources Ltd. Prior to this, he served in senior financial positions for various public companies, including Lindsey Morden Group Inc., Capital Environmental Resource Inc., Cott Corporation, and TVX Gold Inc. Mr. Langille received an Honours Bachelor of Business Administration from Wilfrid Laurier University in Waterloo, Ontario, Canada in 1985, and has been a member of the Institute of Chartered Professional Accountants of Ontario and the Society of Management Accountants of Ontario since 1987.

Tess Lofsky: Ms. Lofsky joined the Company in June 2010 as Corporate Counsel and was appointed Vice President, General Counsel and Corporate Secretary in December 2012. Prior to joining NAP, Ms. Lofsky worked as a lawyer in the corporate law department of Stikeman Elliott LLP, with a particular emphasis on mining. Ms. Lofsky has worked on a number of transactions, including equity and debt financings, mergers and acquisitions and other mining transactions. She has also had significant involvement in development projects and regional exploration initiatives. Ms. Lofsky holds an Hon B.Soc.Sc. from the University of Ottawa and an LL.B from Queen’s University, and is a member of the Law Society of Upper Canada.

David Peck: Dr. Peck is a Professional Geoscientist with nearly 30 years of exploration and research experience specializing in magmatic nickel-copper-PGE deposits. Dr. Peck holds global recognition as an expert in PGE exploration after serving as a senior technical and strategic consultant to several public and private companies and having worked on exploration and mining projects in more than a dozen countries. He was directly involved in several significant magmatic nickel-copper-PGE discoveries in Canada and overseas. Recently, Dr. Peck served as President and Senior Technical and Strategic Consultant at Revelation Geoscience Ltd., and prior to this, he served as Global Nickel Commodity Leader at Anglo American plc, a Senior Geologist for Falconbridge Ltd., a Senior Mineral Deposits Geologist with the Manitoba Geological Survey, held various academic roles in Canadian universities, and was the technical lead on a multi-year mineral potential study funded by the Ontario Geological Survey. He has authored numerous public presentations and government and academic publications addressing his area of specialization.

Security Holdings

As of the date hereof, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Company is approximately 254,141, which is less than 1% of the Common Shares issued and outstanding.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Berlin was a director of Ozark Airlines, Inc. (“Ozark”), doing business as Great Plains Airlines, Inc., which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark on December 14, 2004. Ozark filed a motion to convert the bankruptcy to Chapter 7, which was granted on March 11, 2005.

Mr. Comba was a director of Black Pearl Minerals Consolidated Inc. (“Black Pearl”) from December 1998 to April 2004. In July 2002, the Ontario Securities Commission (“OSC”) issued a cease trading order against Black Pearl for failing to meet its continuous disclosure obligations, which order was revoked on October 3, 2002. A second cease trading order was issued by the OSC on February 3, 2004 for failure to file financial statements, which order was revoked on February 18, 2004.

Mr. Quinn is a director of Mercator Minerals Ltd. (“Mercator”). On November 8, 2011, an order was issued by the SEC revoking the registration of Mercator’s common shares in the United States for failing to file periodic reports. On November 8, 2011, Mercator filed a Form 40-F registration statement with the SEC to re-register Mercator’s common shares in the United States. The Form 40-F registration statement became effective on January 9, 2012.

Mr. Van Staveren’s consulting company, Strategic Financial Services, provided the part-time services of Mr. Van Staveren to act as the Chief Financial Officer of Starfield Resources Inc. (“Starfield”) from September 14, 2007 to March 23, 2012. Approximately one year after the termination of this agreement, on March 7, 2013, Starfield filed a Notice of Intention to Make a Proposal pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada).

Conflicts of Interest

There may be potential conflicts to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Company hold positions with other companies that explore for or produce PGMs or gold or have other business interests which may potentially conflict with the interests of the Company.

Mr. Comba is the chairman of First Nickel Inc., a TSX-listed company, which owns the Lockerby mine in Sudbury, Ontario, Canada. First Nickel Inc. is a nickel, copper and cobalt producer with platinum group credits that is actively exploring for nickel deposits in Sudbury and south-eastern, Ontario.

LEGAL PROCEEDINGS

The following is a summary of material legal proceedings of which the Company is or has been a party.

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a construction contract whereby Davidson agreed to construct an expanded tailings management facility at the LDI Mine. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a performance bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were B.R. Davidson Mining & Development Ltd., Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, Sitka Corp., LDI’s engineers, and Aon Reed Stenhouse, the bond broker. The third party action is for some $10.9 million in the event that the construction contract is enforced or some $3 million in the event the construction contract is not enforced, plus other claims in damages for a total of between $10 and $15 million plus costs and interest. LDI has a counterclaim against Davidson for some $10.7 million in liquidated damages for breach of contract. LDI is also the assignee of judgments against Davidson related to subtrade liens, which currently amount to approximately $2.6 million in principal and interest. A pre-trial was held in January 2013 and a mediation has been scheduled for June 2014. The matter has been set own for trial starting in October 2014. At this stage, a reliable estimate of the outcome of this third party action and counterclaim is not determinable and accordingly the Company has not recorded any provisions related to this action within its consolidated financial statements at December 31, 2013.

In 2011, the Company became aware that a statement of claim had been filed with the Ontario Superior Court of Justice against the Company and two of its officers regarding a potential class action lawsuit. The statement of claim sought permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure. The Company has retained legal counsel and intends to vigorously defend the potential claim. In 2012, a fresh Statement of Claim was filed increasing the amount of the claim to $100 million. In December 2012, the plaintiffs filed a motion record for certification and for leave. The Company filed its responding motion record in February 2014 and a mediation has been scheduled for April 2014. At this stage, a reliable estimate of the outcome of the potential action is not determinable and accordingly, the Company has not recorded any associated provisions within its consolidated financial statements at December 31, 2013.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these other claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Company or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2011 that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, and Computershare Trust Company, N.A. is the co-transfer agent for the Common Shares in the United States.

MATERIAL CONTRACTS

Except for the agreements listed below, the Company has not entered into any material contracts, other than in the ordinary course of business:

(a)	The smelting and refining agreement with Vale dated May 3, 2012 described in the section titled “Description of the Business and General Developments – The Lac des Iles Property – Mining Operations”;

(b)	The convertible debenture indenture dated as of July 31, 2012 between the Company and Computershare in respect of the Company’s issuance of 43,000 convertible debentures for gross proceeds of $43 million;

(c)	The loan agreement dated June 7, 2013 between the Company, Brookfield and LDI, as amended on November 29, 3013, described in the section titled “Description of the Business and General Developments – 2013”; and

(d)	The convertible debenture indenture dated as of January 31, 2014 between the Company and Computershare and the first supplemental indenture dated January 31, 2014 between the Company and Computershare in respect of the 2014 Debentures.

INTERESTS OF EXPERTS

Information relating to the Company’s LDI property in this AIF has been derived from the 2014 LDI Report prepared by Tetra Tech under the supervision of Cameron McKinnon, Chris Roney, David D. Peck, David N. Penna, Denis Decharte, John Cooney, Philip Bridson, Richard K. Brummer, William Richard McBride and Wenchang Ni and has been included in reliance on such persons’ expertise. Each of these individuals is a “qualified person” as such term is defined in NI 43-101 and, with the exception of David N. Penna, Denis Decharte who are employees of the Company and David D. Peck and Chris Roney who are private consultants engaged by the Company, is independent from the Company.

None of Tetra Tech, Cameron McKinnon, Chris Roney, David D. Peck, David N. Penna, Denis Decharte, John Cooney, Philip Bridson, Richard K. Brummer, William Richard McBride or Wenchang Ni, each being companies or persons who have prepared or supervised the preparation of reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. To the knowledge of the Company, as at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

Other than as indicated above, neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

RISK FACTORS

The Company’s securities are subject to the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Company’s securities could decline and all or part of any investment may be lost. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

The Company may not be able to continue as a going concern.

While the Company has operations that generate revenue, the Company incurred net losses of approximately $65.2 million, $66.0 million and $46.2 million in the years ended December 31, 2011, 2012 and 2013, respectively.

After including working capital changes, the Company expects to generate negative cash flows from operations in fiscal 2014, primarily as a result of a decrease in accounts payable as the Company transitions away from intensive construction activity and an expected increase in accounts receivable as production ramps up at the LDI Mine. The Company does not currently have sufficient committed available debt or equity financing in place to continue exploration and development activities and fund all of its planned capital expenditures, and the borrowing availability under the Credit Facility is limited based on a borrowing base calculation. The Brookfield Debt and Credit Facility contain several financial covenants, which, if not met would result in an event of default. These loans also include limits on liens, material adverse change provisions and cross-default provisions. Certain events of default result in these loans becoming immediately due. Other events of default entitle the lender to demand repayment and the Brookfield Debt provides for the payment of a prepayment fee and penalty interest upon an event of default. Should the Company be unable to obtain sufficient financing, or if the Company’s lenders were to demand repayment of outstanding amounts, the Company would not have sufficient funds to repay its obligations when due, and could cause the Company to seek protection from its creditors, or seek to restructure its obligations. As a result, the Company’s ability to continue as a going concern is dependent on the Company securing additional financing. Failure to obtain necessary financing at the time required may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, or the loss of one or more of its property interests, and could ultimately cause the Company to cease operations.

Commodity price fluctuations.

The Company’s financial results are directly related to commodity prices as its revenues are derived from sales of palladium, and to a lesser extent, gold, platinum, nickel and copper produced from the LDI Mine. Commodity prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including production at other mines, supply from recycling, producer hedging activities, the state of the automotive industry, other production and investor demands and overall political and economic conditions. The price of palladium is affected by global supply and demand for the commodity, and the availability and cost of substitutes for palladium, such as platinum, and supply from Russia and South Africa, the two major PGM producing countries. An increased supply of palladium or platinum from Russia or South Africa could have a negative impact on the price of palladium. Further, the prices of palladium and platinum have on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict.

If the price of palladium drops, this will adversely affect the Company’s financial performance and results of operations. Historically, changes in the market price of palladium have significantly impacted the Company’s profitability and the trading price of the Common Shares.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar.

Changes in the Canadian dollar/U.S. dollar exchange rate significantly affect the Company’s operating results and cash flows as all of the Company’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced profit or increased losses for the Company. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. From time to time, the Company may engage in hedging activities to manage its exposure related to changes in exchange rates, interest rates and commodity prices, but those hedging activities may not be successful in mitigating the Company’s exposure to those changes. There can be no assurance that future foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

In addition, changes in currency exchange rates, and particularly a significant weakening of the South African rand relative to the U.S. dollar, could reduce relative costs of production and improve the competitive cost position of South African PGM producers.

The Company will require substantial additional financing to fund long-term investment capital requirements.

Based on management’s preliminary internal review, significant additional capital expenditures will be required in order to expand the LDI Mine at depth. The Company’s management currently believes that development of the LDI Mine at depth will be critical to satisfying the Company’s financial obligations and for its long-term profitability. Additional diamond drilling followed by appropriate technical studies are required in order to determine the economic viability and capital cost of deepening the shaft and developing the mine at depth.

Capital expenditures associated with expanding the LDI Mine at depth will require significant additional financing. There can be no assurance that additional financing will be available to the Company when needed or on terms acceptable to the Company. In addition, the consent of the lenders under the Company’s then existing debt facilities may be required for any such financing transaction. There can be no assurance that such consents would be obtained. The Company’s inability to obtain additional financing would severely limit the Company’s long-term profitability, and may ultimately require the Company to cease operations.

The Company currently has a substantial amount of indebtedness and significant interest payment requirements.

The Company currently has a substantial amount of indebtedness and significant interest payment requirements. This substantial degree of leverage could have important consequences, including the following:

•	it may limit the Company’s ability to obtain additional debt or equity financing, or limit the Company’s ability to obtain such financing on acceptable terms;

•	a substantial portion of the Company’s cash flows from operations will be dedicated to the payment of principal and interest on indebtedness and will not be available for other purposes;

•	the debt service requirements could make it more difficult to satisfy the Company’s other financial obligations; and

•	certain of the Company’s borrowings, including borrowings under the Credit Facility, are at variable rates of interest, exposing it to the risk of increased interest rates.

The Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or to refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. No assurances can be provided that the Company will generate sufficient cash flow from operating activities to permit it to pay the principal, premium, if any, and interest on its indebtedness. While the Company currently has the ability to accrue interest on the Brookfield Debt, the terms of the Brookfield Debt require that the Company begin to pay cash interest after May 31, 2015.

In addition, the Brookfield Debt and the Credit Facility each require the Company to maintain a maximum senior debt to EBITDA ratio beginning in October 2014. In October 2014, the maximum EBITDA Ratio permitted is 12:1, which falls to 10:1, 9:1, 8:1, and 7:1 over the next four subsequent months respectively, to 6:1 for an additional two months, to 5:1 for the following three months and to 4:1 thereafter. If the Company’s EBITDA is not sufficient, or if the Company’s senior debt increases (including as a result of the Company accruing further amounts of interest payable on the Brookfield Debt as principal), the Company may not be able to satisfy the EBITDA Ratio. EBITDA in this AIF has the meaning set forth in each of the Brookfield Debt or Credit Facility as applicable. See “Risk Factors – The Company may be required to record impairment charges which may adversely affect financial results and could cause the Company to breach its covenants under the Brookfield Debt and the Credit Facility”.

If cash flows, capital and other resources are insufficient to fund the Company’s debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful and permit the Company to meet its scheduled debt service obligations, or that these actions would be permitted under the terms of existing or future debt agreements, including the Credit Facility and the Brookfield Debt. The Credit Facility and the Brookfield Debt currently restrict the Company’s ability to dispose of assets and use the proceeds from such dispositions and, accordingly, the Company may not be able to dispose of assets or to obtain or use the proceeds of dispositions.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result:

•	holders of such debt could declare all outstanding principal and interest to be due and payable;

•	the lenders under the Credit Facility could terminate their commitments to lend the Company money;

•	the holders of the Company’s secured debt could realize upon the assets securing their borrowings;

•	the Company would cross-default under certain material agreements;

•	the Company could become the subject of restructuring, insolvency, bankruptcy or liquidation proceedings; and

•	the value of the Company’s securities could decline.

Deterioration of economic conditions will adversely impact the Company’s revenues.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. The deterioration of economic conditions generally could negatively impact the Company’s business in several ways. For instance, in recent years, financial conditions have been characterized by market volatility, tight credit markets and reduced consumer confidence and business activity, which have negatively impacted the Company’s revenues and the market price of the Common Shares.

In addition, a prolonged or significant global economic contraction could put downward pressure on market prices of PGMs, particularly if demand for PGMs decline in connection with consumer demand, since PGMs are used in the production of items such as automobiles, electronics and jewellery.

In addition, some purchasers of PGMs, such as automobile manufacturers, could experience serious cash flow problems due to deteriorating global capital markets. Approximately half of global demand of palladium and platinum is for the manufacture of automotive catalytic converters. Auto companies and other PGM purchasers may be forced to reduce their product lines or production, shut down their operations or file for bankruptcy protection, which would have a material adverse effect on the Company’s business.

Inability to meet production level and operating cost estimates.

Planned production levels, capital expenditures and operating costs are estimates, with the estimates in respect of the LDI property being based on technical studies as well as the Company’s experience in operating the LDI Mine. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company may have difficulties attracting and maintaining a sufficient amount of qualified workers to meet projected production levels. In addition, the Company’s ability to achieve or maintain projected production at the LDI Mine is uncertain due to the fact that the Company’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic viability. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its capital expenditures and operating costs will not be materially higher than anticipated. Failure to meet production levels and operating costs estimates could adversely affect the Company’s financial performance and results of operations.

Expansion of the LDI Mine involves significant risks.

The Company believes that development of the LDI Mine at depth will be critical to satisfying the Company’s financial obligations and for its long-term profitability. Additional diamond drilling followed by appropriate technical studies are required in order to determine the economic viability and capital cost of deepening the shaft and development of the mine at depth. The results of the additional drilling and associated studies are uncertain, and if the results of such drilling and/or studies are unfavourable, the Company may need to find alternative sources of long-term production.

There is significant risk involved in all expansion projects. Project delays may adversely affect expected revenues and cost overruns may adversely affect project economics. In addition, completed expansion projects may not operate as expected by the Company, or result in the achievement of targeted operational results. The Company’s ability to execute on its development projects on time and on budget depends on many factors beyond the Company’s control, including the availability of equipment and personnel, access, weather, accidents, equipment breakdown, the need for government and regulatory approvals and unexpected or uncontrollable increases in the costs or availability of materials. Other risks include, but are not limited to, delays in obtaining sufficient financing, as well as unforeseen difficulties encountered during the expansion process including labour disputes or opposition by First Nations to the expansion and other risks that generally apply to the Company.

Calculation of mineral reserves, mineral resources and metal recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until the metals are actually mined.

The calculation of mineral reserves, mineral resources and grades are merely estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be inaccurate. Mineral resources that are not mineral reserves do not have demonstrated economic viability and mineral reserve estimates are based on certain assumptions, including metal prices. Until mineral reserves or mineral resources are actually mined and processed, the quantity of reserves or resources and their respective grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Company’s operations.

The Company cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling, technical studies or technical reports;

•	resources may not be successfully converted to reserves;

•	changes in the life-of-mine plan; or

•	the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the orebody or the processing of new or different grades may adversely affect the Company’s operations and results.

Decreases in the market price of palladium or other metals may render the mining of reserves uneconomic.

The mineral resource and reserve figures presented in this AIF are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of palladium, platinum, gold, nickel and copper will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The 2014 LDI Report assumes the following long-term prices: US$700 per ounce for palladium, US$1,453 per ounce for platinum, US$1,320 per ounce for gold, US$6.47 per pound for nickel and US$3.26 per pound for copper. Mineral reserve and resource estimates would be lower than estimated to the extent that actual metal prices are lower than assumed.

The Company’s operations may be affected by increased demand for, and cost of, exploration, development and construction services and equipment.

Strength of the metal market can result in an increase in exploration, development and construction activities around the world, resulting in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment could increase in the future, which could result in delays or materially increased costs if services or equipment cannot be obtained in a timely manner or at acceptable prices.

Future exploration at the Lac des Iles property or at the Company’s other exploration properties may not result in increased mineral reserves or mineral resources.

As mines have a depleting asset base, the Company actively seeks to replace and expand its mineral reserves and mineral resources through exploration and development, strategic acquisitions and joint ventures. The Company has conducted exploration programs on the LDI property and elsewhere with the objective of increasing total mineral reserves and mineral resources. Exploration for minerals involves many risks and uncertainties and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of mineralized zones, the development of appropriate metallurgical processes, the receipt of necessary governmental permits to mine a deposit and the construction of mining and processing facilities. Assuming discovery of an economic mineralized zone, several years may elapse from the completion of the exploration phase until commercial production commences and during such time the economic feasibility of production may change. There can be no assurance that the Company’s current exploration and development programs will result in economically viable mining operations or yield new mineral reserves and mineral resources to replace current mineral reserves and mineral resources. This could prevent the Company from sustaining its targeted production levels over the long term, which could affect its ability to continue as a going concern.

The risks and hazards associated with exploration, mining and processing pose operational and environmental risks.

Exploration, mining and processing operations involve many risks and hazards, including, among others:

•	metallurgical and other processing problems;

•	geotechnical problems;

•	unusual and unexpected rock formations;

•	ground or slope failures or underground cave-ins;

•	environmental contamination;

•	industrial accidents;

•	fires;

•	flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•	organized labour disputes or work slow-downs;

•	mechanical equipment failure and facility performance problems; and

•	the availability of critical materials, equipment and skilled labour.

These risks could result in: damage to, or destruction of, the Company’s properties or production facilities; personal injury or death; environmental damage; delays in mining or processing; increased production costs; asset write downs; monetary losses; and legal liability.

The Company cannot be certain that its insurance will cover all of the risks associated with mining and processing or that it will be able to maintain insurance to cover these risks at economically feasible rates. The Company may also become subject to liability for hazards against which it cannot insure or against which the Company has elected not to insure because of high premium costs, commercial impracticality or other reasons. Such events could result in a prolonged interruption in operations that would have a negative effect on the Company’s ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

The Company’s future prospects will be negatively affected if the LDI Mine fails to achieve or maintain projected production levels.

The Company’s future prospects will be negatively affected if the LDI Mine fails to achieve or maintain projected production levels. Unforeseen conditions or developments could arise during the ongoing development and operation of the LDI Mine or other properties, which could increase costs and adversely affect the Company’s ability to generate revenue and profits. These conditions may include, among others:

•	shortages or unanticipated increases in the cost of equipment, materials or skilled labour;

•	delays in delivery of equipment or materials;

•	labour disruptions;

•	adverse weather conditions or natural disasters;

•	accidents;

•	unforeseen engineering, design, environmental or geotechnical problems; and

•	unanticipated changes in the life-of-mine plan or the ultimate mine design.

Risks of acquisitions and the failure to integrate acquired mining properties.

The Company may acquire additional mining properties where such transactions are economically and strategically justified. However, there can be no assurance that the Company will be able to identify attractive businesses or properties in the future or that it will succeed at effectively managing the integration of acquired mining properties. If the expected synergies from such transactions do not materialize, or if the Company fails to integrate such new mining properties successfully into its existing business, or if acquired businesses or properties do not meet expectations or have unexpected liabilities, the Company’s results of operations could be adversely affected.

Title to the Company’s mineral properties cannot be guaranteed.

The Company cannot guarantee that title to its properties will not be challenged. The Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential First Nations claims to the Company’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or production, or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Company is dependent on third parties for smelting and refining its palladium.

The Company has smelter agreements in place, which provide for the smelting and refining of the metals contained in the concentrates produced at the LDI property. The termination of the agreements or the failure to renew the agreements on acceptable terms, or at all, could have a material adverse effect on the Company’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Company’s concentrates could be found. If the Company is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Company as its existing smelter agreements.

The Company is subject to extensive environmental and other regulatory requirements.

Environmental laws and regulations affect the exploration, development, mining and processing operations of the Company. These laws and regulations set various standards regulating the environment and require the Company to obtain various operating approvals and licenses. Environmental legislation generally provides for restrictions and prohibitions on emissions of various substances produced in association with mining operations, such as seepage from tailings containment facilities, which could result in environmental pollution.

In addition, amendments to current laws or regulations governing mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in costs, reductions in levels of production or delays in the development of new mining properties. In addition to existing requirements, new environmental legislation may be implemented in the future with the objective of further protecting human health, the environment and climate change. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact.

A breach of such legislation could result in the issuance of governmental orders, imposition of fines and penalties and, in certain circumstances, could result in the loss of operating licenses or approvals, or the suspension of the Company’s operations. Significant liabilities could be imposed for damages or clean-up costs in the event of damage to the environment or non-compliance with environmental laws or regulations, which may have a material adverse impact on the Company’s operations or financial results. If the Company fails to obtain or maintain the necessary operating approvals or licenses it may not be able to continue its operations in its usual manner or at all.

The Company cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

The cost of complying with environmental legislation may be significant.

The Company’s operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating to exploration, development and production. The cost to the Company of obtaining such approvals and licenses and abiding by environmental legislation, standards and controls may be significant.

The Company will be responsible for all costs of closure and reclamation at the LDI property. In addition, to the extent that the Company’s exploration activities at other projects disturb the land or some other environmental attribute, the Company may incur clean-up and other reclamation costs at such projects. During 2013, the Company’s mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations for the LDI property and Shebandowan West project are approximately $14.4 million.

The Company’s obligations with respect to the eventual clean-up and restoration of these sites is secured by letters of credit in the amount of approximately $14.4 million. There can be no assurance that the closure and reclamation costs for these sites will not substantially exceed the Company’s estimates, or that letters of credit will cover these costs.

Changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations.

Compliance with current and future government regulations may cause the Company to incur significant costs.

The Company’s activities are subject to extensive Canadian federal and provincial legislation governing matters such as mine safety, occupational health, labour standards, prospecting, exploration, production, exports, explosives, management of natural resources, price controls, land use, water use, and taxes. Compliance with applicable legislation could require the Company to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company’s financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions, including possible shut-downs of the LDI property and future operations, as applicable.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

Throughout the normal course of business, the Company is required to obtain and renew governmental permits for exploration, operations and expansion of existing operations or for the development of new projects. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.

If the Company loses key personnel or is unable to attract and retain personnel, the Company’s mining operations and prospects could be significantly harmed.

The Company is dependent upon the services of a small number of members of senior management. The Company’s current operations and its future prospects depend on the experience and knowledge of these individuals. The Company does not maintain any “key person” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s mining operations and results of operations.

The Company faces competition from other, larger suppliers of PGMs and from potential new sources of PGMs.

The Company competes globally with other PGM producers and suppliers, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, recycling and new mines could increase the global supply of palladium. The Company may not be successful in competing with these existing and emerging PGM producers and suppliers.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Company.

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. A Statement of Claim has been filed with the Ontario Superior Court of Justice, seeking leave to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure, as more fully described on page 53 of this AIF. The Company has retained legal counsel and intends to vigorously defend the potential claim. While the Company is presently unable to quantify its potential liability, which may be covered in whole or in part by insurance, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its activities at the LDI property or its other properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company’s current insurance coverage may not be adequate to cover any or all of the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above, or the Company may elect not to insure against such risks.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for palladium and platinum. Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters, such as pure electric vehicles, it could significantly reduce the demand for palladium and platinum. High prices for palladium or platinum would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Company’s financial condition and results of operations.

The Credit Facility, the 2012 Debentures, the 2014 Debentures and the Brookfield Debt provide for events of default, some of which may be beyond the Company’s control.

The Credit Facility provides the Company with liquidity for day-to-day operations. The Credit Facility, the 2012 Debentures, the 2014 Debentures and the Brookfield Debt contain certain events of default, some of which may be beyond the Company’s control, the occurrence of which could require the Company to pay back immediately all amounts outstanding under the Credit Facility, the 2012 Debentures, the 2014 Debentures, or the Brookfield Debt, as applicable.

Upon the occurrence of an event of default under the Credit Facility or the Brookfield Debt, the holders of such debt could proceed against the collateral granted to them to secure that indebtedness, which collateral represents substantially all of the Company’s and its subsidiaries’ assets. If the holders of the Company’s debt accelerate the repayment of borrowings, no assurance can be made that the Company will have sufficient cash flow or assets to repay its debt or will be able to raise sufficient funds to refinance such indebtedness. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms, or acceptable terms.

The Company’s hedging activities could expose it to losses.

From time to time, the Company may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal or currency exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could impact operations, or delay or prevent the Company from developing its projects.

Operations and completion of the Company’s development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could impact operations or prevent or delay development of the Company’s development projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	operations will achieve the anticipated costs or production volumes;

•	the development of the Company’s projects will be completed on a timely basis, if at all; or

•	the ongoing costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

The Company may be required to record impairment charges which may adversely affect its financial results and could cause the Company to breach its covenants under the Brookfield Debt and the Credit Facility.

Under the Brookfield Debt and the Credit Facility, the Company is required to maintain a minimum of $200 million in shareholders’ equity. As at December 31, 2013, the Company’s total shareholders’ equity was approximately $222 million. If the Company is required to take an impairment charge that would cause the Company’s shareholders’ equity to fall below $200 million, the Company would be in breach of the Brookfield Debt and the Credit Facility and the respective lenders thereunder may declare a default and accelerate amounts owing and/or enforce their other rights as a creditor, including realizing on their security. An impairment charge would also adversely affect the Company’s financial results.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Company documented and tested, during its fiscal year ended December 31, 2013, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Company’s internal control over financial reporting (“ICFR”).

The Company may fail to maintain the adequacy of its ICFR as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations.

No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to improve its ICFR.

Difficulty of investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian corporation, with its principal place of business in Canada. A majority of the Company’s directors and officers and some or all of the experts named in this AIF are residents of Canada and all of the Company’s assets and a significant portion of the assets of some or all of the Company’s directors and officers and the experts named in this AIF are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee is responsible for assessing the performance of the Company’s auditors and for reviewing the Company’s financial reporting and internal controls. The Committee has adopted a mandate, ratified by the Board, which describes roles and responsibilities of the members of the Committee.

The Audit Committee mandate is set out in full beginning on page 69.

Composition of the Audit Committee

The Audit Committee is comprised of Messrs. Berlin (chairman), Van Staveren and Comba.

Relevant Education and Experience

Messrs. Berlin, Van Staveren and Comba are independent as such term is defined in NI 52-110 – Audit Committees and are financially literate. Each of the members has the requisite qualification to serve on the Audit Committee. Mr. Berlin has received a CPA, a bachelor’s degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University. Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG LLP. Mr. Comba has had extensive management and board experience in the mining industry.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Company’s external auditors are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by KPMG LLP, Chartered Professional Accountants, the Company’s external auditors for the fiscal years ended December 31, 2013 and 2012, for audit fees, including professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such years were $508,500 and $543,282, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2013 and 2012 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements for that year were $49,000 and $67,000, respectively. In 2013, these fees were paid for services rendered in connection with French translation services for various documents including quarterly financial statements and MD&A. In 2012, these fees were paid for services rendered in connection with French translation services for various documents including quarterly financial statements and MD&A.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2013 and 2012 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $73,600 and $63,812, respectively. In 2013, such fees were paid for the preparation of federal/provincial tax returns and other tax advisory services. In 2012, such fees were paid for the preparation of federal/provincial tax returns and other tax compliance and tax advisory services.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2013 and 2012, other than for the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

ADDITIONAL INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also available electronically on EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual meeting of securityholders that involved the election of directors. As well, additional financial information is provided in the Company’s annual financial statements for the year ended December 31, 2013 and management’s discussion and analysis of operations and financial results.

AUDIT COMMITTEE MANDATE

Composition

The Audit Committee shall consist of a minimum of three directors of the Company.

(1)	The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”). For clarity, US Applicable Laws means those applicable to SEC registrants that are foreign private issuers.

(2)	A member is only exempt from the independence requirements if permitted by Applicable Laws. The appointment of a non-independent director shall be disclosed in the next proxy circular mailed to shareholders. If there is reliance on curing provisions, notice shall be given to the stock exchanges immediately upon learning of the circumstances that resulting in the non-compliance.

(3)	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Company’s financial statements.

(1)	At least one member (the “financial expert”) of the Committee must have:

(a)	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

(b)	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	An understanding of internal controls and procedures for financial reporting; and

(e)	An understanding of audit committee functions.

(2)	The financial expert must have acquired the foregoing attributes through one or more of the following:

(a)	Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	Other relevant experience.

Mandate and Responsibilities

The Audit Committee shall:

(1)	Review and assess the adequacy of the Audit Committee mandate on an annual basis;

(2)	Meet with the Company’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

(3)	Review the annual financial statements of the Company and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

(4)	Review and approve interim financial statements of the Company and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

(5)	Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

(6)	Be responsible for:

(a)	Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Company;

(b)	Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

(c)	Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

(7)	Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(8)	Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Company;

(9)	Approve, or recommend to the Board for approval, the compensation of the external auditors;

(10)	Directly oversee the work of the external auditors, including reviewing the Company’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

(11)	Pre-approve all audit and permitted non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of the Company’s subsidiary, in accordance with Applicable Laws;

(12)	Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

(13)	Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

(14)	Oversee the governance of management’s Disclosure Committee;

(15)	Review all annual and interim earnings press releases;

(16)	Determine that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than disclosure in the Company’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

(17)	Establish procedures for:

(a)	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(18)	Enquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management about internal controls, including an assessment of risk with respect to financial reporting;

(19)	Review and approve all related party transactions;

(20)	Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company;

(21)	Have such other duties, powers and authorities, consistent with the provisions of the Canada Business Corporations Act, as the Board may, by resolution, delegate to the Audit Committee from time to time.

Authority

The Audit Committee shall have the authority:

(1)	For the purpose of performing their duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and internal (if any) and external auditors of the Company and its affiliates;

(2)	To engage independent counsel and other advisors as it determines necessary to carry out its duties;

(3)	To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company;

(4)	To set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

(5)	To communicate directly with the internal (if any) and external auditors.

Proceedings

The following shall apply to the proceedings of the Audit Committee.

(1)	The business of the Audit Committee shall be transacted in person, by conference call or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chairman of the meeting shall not have a second or casting vote.

(2)	A resolution in writing signed by all members of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts.

(3)	The Audit Committee Chairman shall periodically report to the Board on the activities of the Audit Committee.

(4)	The external auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee.

(5)	The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

(6)	The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

IMPERIAL-METRIC CONVERSION TABLE

Imperial	Metric
1 troy ounce	31.103 grams
1 ton, short	0.907 tonnes
1 troy ounce per ton	34.286 grams per tonne
1 foot	0.305 metres
1 mile	1.609 kilometres
1 acre	0.405 hectares

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document:

“°C” means degrees Celsius.

“µm” means micrometre.

“2014 LDI Report” means the new NI 43-101 report titled “Technical Report Lac des Isles Mine, Ontario, Incorporating Prefeasibilty Study for Life of Mine Plan” dated March 31, 2014 (effective date of March 21, 2014) prepared by Tetra Tech WEI Inc.

“Au” means gold.

“ball mill” means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“Cowboy Zone” means the underground PGM Zone at the LDI Mine located 30 to 60 metres to the west of the Offset Zone and extends for up to 250 metres along strike and 300 metres down dip.

“Cu” means copper.

“cut-off grade” is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGM prices.

“diamond drilling” means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

“EGAB” means equigranular gabbro.

“feasibility study” means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parameters.

“g” means gram.

“gabbro” means a dark, course-grained intrusive rock usually composed of angular rock fragments.

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“g/t” means grams per tonne.

“head grade” means the quantity of valuable mineral or metal contained in each tonne of ore delivered to the concentrator.

“HGABBX” means Heterolithic Gabbro Breccia.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusion/intrusive” means a mass of igneous rock that was injected and solidified within the earth’s crust.

“iridium” means hard, brittle, silver-white platinum group metal used for pen tips, jewellery, resistance wiring, electronic contacts and electrodes.

“km2” means square kilometre.

“lb” means pound.

“L/d” means litres per day.

“L/min” means litres per minute.

“LDI” means Lac des Iles Mines Ltd.

“LDI Mine” means the Lac des Iles mine.

“LOM” means life of mine.

“mafic rocks” or “ultramafic rocks” means rocks composed of 40 to 90% mafic minerals (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

“MBI” means the Mine Block Intrusive.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“mm” means millimetre.

“mL” means millilitre.

“MNDM” means the Ontario Ministry of Northern Development and Mines.

“Mt” means million tonnes.

“Ni” means nickel.

“North VT Rim” means mineralization of possible economic significance located about one kilometre along strike to the east of the Roby Zone which may be contiguous to an extension of the Roby Zone.

“NQ” refers to a common diameter (47.6 mm) size of core.

“NSR royalty” means net smelter return royalty, being a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Offset Zone” means the mineralized zone located below and approximately 250 metres to the west of the Lac des Iles underground mine orebody.

“OK” means ordinary kriging.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“osmium” means a rare, hard white metal.

“ounce” or “oz.” means a troy ounce. A troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“Outlaw Zone” means the potential zone of mineralization at the LDI Mine located to the west of the Offset Zone.

“overburden” means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

“palladium” means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewellery and automotive catalytic converters.

“Pd” means palladium.

“PGEs” means platinum group elements.

“PGMs” means “Platinum Group Metals”. Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

“Pt” means platinum.

“pyroxenite” means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

“PYXT” means a pyroxenite unit.

“QA” means quality assurance.

“QC” means quality control.

“qualified person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

“RGO” means low-grade stock pile.

“rhodium” means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

“Roby Zone” means the previously operated open pit and the underground mine which is currently in production on the LDI property.

“RoM” means run of mine.

“RQD” means rock quality designation measurements.

“Sheriff Zone” means the potential new PGM zone at the LDI Property, approximately 100 meters southeast of the Offset Zone.

“tailings” means that portion of the ore which remains after the valuable minerals have been extracted.

“t/a” means tonnes per year.

“t/d” means tonnes per day.

“Tetra Tech” means Tetra Tech WEI Inc.

“TMF” means tailings management facility.

“tonne” means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

“ultramafic” means rocks composed of greater than 90% mafic minerals (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks).

“VGAB” means varitextured gabbro.

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“wt%” means weight percent.